Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: February 13, 2014

2013 Results: A Record Year

Revenue:	€6.953 billion
Operating Margin*:	+40bp (16.5%)
Net income*:	€816 million

Maurice Lévy, Chairman and CEO of Publicis Groupe:

“Our performance was outstanding and ahead of schedule for our 2018 targets.

Having well anticipated the shift to digital share of revenue, digital now accounts for 38.4% of our total revenue and 13.9% organic growth for the year. In the fourth quarter alone, digital generated 40.4% of our total revenue (and 20.1% of organic growth).

Operating margin rate rose 40 basis points to 16.5% and is solid evidence of the strength of our business model (despite moderate organic growth of 2.6%). Other indicators are just as satisfactory, and include double-digit growth of our Free Cash Flow (+19.0%) or our Net income (+11.5%).
As promised, the dividend payout will meet the 30% mark.

The only cloud on the horizon was our organic growth in the fourth quarter which was affected by campaigns being cancelled or postponed, particularly in the emerging markets.

Our client portfolio, overweighed in the luxury sector, undoubtedly caused us to have a greater exposure than the market. This one-time blip does not call into question our growth plan, particularly for 2014.

For the year ZenithOptimedia forecasts investments in media growth of around 5.3%, which would leave agencies revenue growth at approximately 3.5%. With new business reaching $4.5 billion dollars and an exceptional position in digital, we have started 2014 with confidence, greater energy than ever before and an eagerness to continue our growth program and margins improvement. The merger project is progressing steadily; we are currently working through the long process of obtaining the relevant administrative authorizations, one that is advancing smoothly. I wish to thank all our clients for their support and confidence and all of our people around the world for the quality of their work and their efforts.”

* Excluding merger costs

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2013 KEY FIGURES

in EUR million (except for EPS and Dividend)

¡ Revenue	6,953	+5.2%

¡ Organic growth		+2.6%

¡ Operating margin*	1,145	+7.8%

¡ Operating margin rate* (16.1% in 2012)		16.5%

¡ Net income*	816	+11.5%

¡ EPS** (euro)	3.64	+9.0%

¡ Free Cash Flow***	901	+19.0%

¡ Dividend**** (euro)	1.10	+22.2%

*	Excluding merger costs

**	Diluted Earnings Per Share

***	Excluding changes in Working Capital Requirements (WCR)

****	Payable on July 3, 2014 subject to approval at the AGM of May 28, 2014

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Publicis Groupe’s Supervisory Board met on February 12, 2014, under the chairmanship of Elisabeth Badinter, to examine the annual accounts for 2013 presented by Maurice Lévy, Chairman of the Management Board.

KEY FIGURES

Data from the Consolidated Income Statement

EUR million, excepting percentages and per

share data (in euro)

	2013	2013*	2012**	2013* / 2012**
Data from the Income Statement
Revenue	6,953	6,953	6,610	5.2%
Operating margin before Depreciation & Amortization	1,227	1,265	1,188	6.5%
% of revenue	17.6%	18.2%	18.0%
Operating margin	1,107	1,145	1,062	7.8%
% of revenue	15.9%	16.5%	16.1%
Operating income	1,123	1,161	1,045	11.1%
Net income attributable to the Groupe	792	816	732	11.5%
Earnings Per Share (1)	3.67	3.79	3.64	4.1%
Diluted Earnings Per Share (2)	3.54	3.64	3.34	9.0%
Dividend per share	1.10	1.10	0.90	22.2%
Free cash-flow before changes in working capital requirements	901		757	19.0%
Data from the Balance Sheet	December 31, 2013		December 31, 2012**
Total Assets	17,111		16,605
Groupe share of consolidated shareholders’ equity	5,094		4,614

*	Excluding merger-related costs

**

In compliance with IAS 19 (revised) applicable as of January 1, 2013, the data relating to 2012 have been restated for the purposes of comparison (see 1.1 in the Notes to the consolidated financial statements). The impact on the 2012 Operating margin is €-2 million and €-5 million on Net income attributable to the Groupe and 1 million on Group share of consolidated shareholders equity.

(1)	Earnings Per Share calculations based on an average of 215.5 million shares in 2013, and 201.0 million shares in 2012.

(2)

Diluted Earnings Per Share (EPS) calculations based on an average of 224.4 million shares in 2013 and 224.1 million in 2012. These calculations include stock options, free shares, equity warrants and convertible bonds that dilute EPS. Stock options and equity warrants are deemed to have a dilutive effect when their strike price is below the average share price for the period.

➢	2013 Revenue : +5.2%

The Groupe’s consolidated revenue for 2013 rose to €6,953 million, up 5.2% from €6,610 million in 2012, with organic growth standing at +2.6% for the period. The impact of exchange rates was €237 million due to sharp depreciation of the currencies of certain developing countries.

Expressed in US dollars, revenue rose 8.7% to $9,232 million.

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Organic growth, which was down regards to that of the first nine months (+3.3%), was adversely affected by the European economic situation and the confirmation of the slowdown in emerging economies when particularly in China, already observed in the third quarter. It was further impacted by certain government decisions that had negative consequences on advertising investments, causing campaigns to be postponed or cancelled.

Revenue in the high-growth countries accounted for 24.4% of total revenue (25.5% in 2012) due to higher volumes in “mature” countries following the acquisition of LBi, which is mainly established in northern Europe, as well as to the economic slowdown in certain emerging countries.

In accordance with the Groupe’s strategic goals, our efforts and investments in digital activities have generated very strong growth (organic growth of +13.9%), and now represent 38.4% of the Groupe’s total revenue.

More generally, analog activities continued to decline in the developed economies, as shown in the table below:

	Europe*	North America	BRIC+MISSAT**	Rest of the world	Total
Digital	10.0%	+13.1%	+20.1%	+38.9%	+13.9%
Analog	-5.2%	-3.1%	-1.5%	+1.5%	-2.9%
Total	-1.6%	+4.7%	+1.0%	+6.8%	+2.6%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

- Breakdown of 2013 revenue by region

(EUR million)	Revenue		Reported growth	Organic growth
	2013	2012	2013/2012	2013/2012
Europe*	2,060	1,881	+9.5%	-1.6%
North America	3,303	3,146	+5.0%	+4.7%
BRIC+MISSAT**	918	892	+2.9%	+1.0%
Rest of the world	672	691	-2.7%	+6.8%
Total	6,953	6,610	+5.2%	+2,6%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

•

Europe (excluding Russia and Turkey): Despite the negative outcome, the region has been sending out encouraging signals, with a slight improvement in France (organic growth of -0.4%) and positive growth in the UK (+1.4%) and Germany (+3.6%).

Central Europe and Russia also posted positive growth (+2.6% and +3.1% respectively). Only the southern European countries were down (-11.3%).

•	North America: Good growth (+4.7% for the year), mainly thanks to the digital and media businesses.

•	BRIC and MISSAT: weak growth (+1%) due to the economic slowdown already recorded in the third quarter.

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•	Rest of the world: good growth of +6.8% (Australia +5.0%, Colombia +9.3%, Malaysia -3.7%, South Korea -7.6%).

Q4 2013 revenue

- Breakdown of Q4 2013 revenue by region

(EUR million)	Revenue		Reported	Organic
			growth	growth
	Q4 2013	Q4 2012	Q4 2013 / Q4 2012	Q4 2013
Europe*	621	573	+8.4%	+0.1%
North America	848	834	+1.7%	+2.4%
BRIC+MISSAT**	267	287	-7.0%	-5.9%
Rest of the world	191	205	-6.8%	+4.8%
Total	1,927	1,899	+1.5%	+0.7%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

As mentioned, the trend was reversed in various advertising markets in the fourth quarter, particularly in emerging markets. Europe (excluding Russia and Turkey) has stabilized (+0.1%). North America remained positive thanks to the strong growth of digital activities.

At -5.9%, the BRIC and MISSAT countries experienced a number of macroeconomic factors (economic slowdown) as well as those specific to our clients (campaign postponements) that hampered investments. China, for economic reasons of its own (slowdown, government decisions that impacted the advertising market mainly in the last quarter), was affected by the postponement of campaigns until 2014. In this context the Greater China region situation was negative at -10.8%. India, in a pre-election year also had mixed fortunes, with a decline in investments leading to structural adjustments.

The Rest of the world saw an organic growth of +4.8% with highly contrasting situations (Colombia +4.0%, United Arab Emirates +8.7%, Australia -2.3% and Japan -2.0%).

➢	Operating margin: +40 bps at 16.5%

It should be noted that the following figures do not include merger-related costs incurred for 2013 and, in the case of 2012, these figures have been restated for compliance with IAS 19 (revised). Merger-related costs totaled €38 million in 2013 and the restating of the accounts for compliance with IAS 19 had a €2 million negative impact on the operating margin.

The operating margin before depreciation and amortization reached €1,265 million in 2013, up 6.5% from €1,188 million in 2012.

The Operating margin rose 7.8% to €1,145 million.

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Personnel costs totaled €4,330 million in 2013 (up 6.2% from €4,078 million in 2012), i.e. 62.3% of consolidated revenue (after 61.7% in 2012). The cost of freelancers was €298 million, i.e. a 10% increase on 2012. Fixed personnel costs remained unchanged and represented 54.5% of revenue. Restructuring costs rose to €79 million, up from €68 million in 2012. Increased selectivity remains the agenda in allocating investment to talent in growth segments while containing or even reducing its costs in low-growth businesses and regions. Current investments (ERP, production platforms, regionalization of the shared services centers, or technological developments, for instance) should reduce costs in the medium term, as should the simplification of the organization.

Other operating costs (excluding depreciation) totaled €1,358 million, i.e. 19.5% of total revenue (after 20.3% in 2012). Commercial expenses amounted to €283 million, i.e. 4.1% of revenue. Administrative costs continued to fall thanks to optimization programs and especially the regionalization of shared services centers. The impact of acquisition-related costs was €10 million. Depreciation and amortization for the period was €120 million, down from €126 million in 2012 as a result of good investment control.

The operating margin rate for the period was 16.5%, i.e. a 40 basis-point improvement on the 16.1% recorded in 2012.

Operating margin rates for the main regions were as follows: 11.2% in Europe, 20.3% in North America, 13.5% in Asia Pacific, 16.8% in Latin America, and 21.4% in Africa / Middle East.

Amortization of intangibles arising from acquisitions stood at €49 million in 2013, after €45 million in 2012. An impairment charge of €4 million was booked for the period (down from €11 million in 2012), and other non-recurring income rose to €69 million (which included a €47 million capital gain from the sale of the Groupe’s 1.1% stake in Interpublic Group) from €39 million in 2012.

➢	Net income attributable to the Groupe: +11.5%

Net income attributable to the Groupe stood at €792 million on December 31, 2013. Net financial expense of €21 million for the period (compared with €32 million in 2012). Income tax for the period was €298 million (versus €279 million in 2012). The Associates’ share of profit was €5 million, after €25 million in 2012. Minority interests for the period totaled €17 million, compared with €27 million in 2012.

➢	Free cash-flow: +19%

The Groupe’s free cash-flow for the period was €901 million before the changes to Working Capital Requirements, i.e. a 19% increase.

➢	Net financial debt

At year-end 2013, the Groupe’s net cash situation was a surplus €593 million, up €375 million from the €218 million surplus at year-end 2012. Of this increase, close to half was due to reduced working capital requirements, and a further 100 million euro can be attributed to the conversion of close to three-quarters of the 2018 Oceane outstanding bonds in December 2013.

The Groupe’s average net debt in 2013 was €490 million, down from an average of €628 million in 2012.

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➢	Shareholders’ equity

The Groupe’s share of shareholders’ equity rose from €4,614 million on December 31, 2012 to €5,094 million on December 31, 2013. This increase was mainly due to the 2013 net profit and conversion of the 2018 Oceane during the period (€100 million).

➢	Dividends: +22.2%

As announced, the payout ratio will reach 30%. A dividend of €1.10 per share, up 22.2%, will be proposed to the shareholders at their Annual General Meeting on May 28, 2014. Subject to approval by the shareholders, the dividends will be payable as of July 3, 2014.

HIGHLIGHTS FROM 2013

➢	Distinctions/Creativity

Since 2004, Publicis Groupe has been N°1 according to the Gunns Reports Creative Performance ranking.

The Groupe’s entities and agencies received prizes and awards at numerous events on global, international, regional and local levels. In 2013, Publicis Groupe was awarded 174 Lions at the 60th edition of the Cannes Lions International Festival of Creativity, compared to 153 Lions in 2012.

Beyond these examples, the Groupe’s agencies are regularly awarded hundreds of prizes and nominations throughout the world in numerous areas of expertise. These distinctions bear witness to the quality of the teams, their commitment and their talent, which are essential components of the Groupe’s development.

➢	The Groupe’s Corporate Social Responsibility (CSR) policy

2013 saw the Groupe take its CSR endeavors a step further in two respects:

-

In terms of substance, there has been an increase in the number of initiatives and measures taken by the agencies, networks and by the Groupe itself in all four areas of this policy (Social issues, Society, Governance & Economics, and Environment). This is evidence to the greater awareness of the CSR challenges in our daily lives.

-

In terms of form, 2013 is the second year the Groupe published a fully audited and verified (by SGS) CSR Report, with 40 agencies audited on-site (corresponding to approximately 25% of the Groupe’s staff). This more stringent reporting demands greater attention to all aspects covered and has brought about large-scale mobilization within the Groupe.

The CSR department has placed an emphasis on two areas: enhancing tools and procedures (while creating an in-house system of qualitative indicators), and improving the preparation of the teams concerned. Furthermore, the staff has been strongly encouraged to pursue their participation in projects initiated locally in numerous fields.

Involvement in CSR-related projects enables the Groupe’s agencies to take part in interesting new forms of cooperation with their clients in areas of common interest.

The 2013 CSR Report is available at www.publicisgroupe.com.

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➢	External growth

2013 was a good year in terms of targeted acquisitions consistent with the strategy of developing the Groupe’s digital activities in order to boost skill sets in areas undergoing constant change as well as in regions in which the Groupe is eager to enlarge its footprint.

Numerous acquisitions were made in digital, and specialized agencies (PR, Health) and throughout various parts of the world, the USA, the UK, France, but also in Asia-Pacific and Brazil among others.

Special mention should be made of the acquisition of LBi, a digital agency established mainly in northern Europe whose combination with Digitas to form DigitasLBi allowed the Groupe to create the largest digital network worldwide.

➢	Transactions involving Publicis Groupe securities

-	Buyback of the remaining Publicis shares held by Dentsu

Further to the proposal put forward by Dentsu, Publicis Groupe bought back close to 3.9 million of its own shares, in the form of a block transaction before the market opened for trading on February 15, 2013, for a total of €181 million, i.e. €46.82 per share.

This transaction was carried out at a 4.7% discount to the closing price on February 14, 2013 (€49.11 euro).

The 3,875,139 shares thus purchased will serve to cover presence- and performance-based share attributions and stock option plans.

-	New co-investment plan

In April 2013, the key executives of Publicis Groupe subscribed in large part to the co-investment plan proposed to them and approved by the Supervisory Board. An independent entity (LionLead SCA) was set up to manage these investments. The plan has proved an immense success as 190 candidates subscribed, i.e. a participation rate of 96.4%. Overall, they requested subscriptions for a total of €135 million, thus over-subscribing the plan three times (maximum of €45 million). LionLead SCA duly purchased 846,379 Publicis Groupe shares for €45 million, at an average share price of €52.81 between April 22 and 29, 2013 ( i.e. 0.4% of the share capital).

-	Conversion of the 2018 Oceane bonds

On December 10, 2013, 78.7% of the Oceane bonds still in circulation were converted (subsequent to requests submitted in November) into 2,096,233 existing shares. On December 23, 2013, Publicis Groupe exercised its contractual early redemption right (Issuer’s call) on the 2018 Oceane bonds issued on January 18, 2002, at a price of €48.76 per bond, plus the coupon accrued. Furthermore, up to and including January 14, 2014, bondholders were entitled to exercise their right to the attribution of Publicis shares at a parity of 1.015 shares per bond tendered for conversion.

-	General meeting of Orane bondholders: mandatory redemption of Orane bonds before the merger

The holders of Orane bonds were convened to a general assembly meeting on October 10, 2013 to decide, subject to the approval of the merger by the general meetings of the shareholders of Publicis Groupe and Omnicom Group, the mandatory early redemption of all Orane bonds in Publicis shares immediately after the aforementioned general meetings. Each ORANE will be redeemed in exchange for 9.135 Publicis shares, in addition to the accrued coupon calculated from September 1, 2013 on the basis of an annual rate of 3.2946%. The general meeting also decided that compensation would be paid, in early 2014, corresponding to the number of additional shares and coupons Orane bondholders should have received on September 1 of each year from 2009 to 2013 as a result of the redemption parity adjustment (from 1 up to 1.015).

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It should also be pointed out that, in view of the announcement of the Publicis-Omnicom merger project, Orane bondholders shall, for a period of ten days ending no later than fifteen days before the general meeting convened to approve the merger, be entitled to early redemption as contractually specified.

-	Exercising of equity warrants

The equity warrants issued in 2002 have been exercisable since September 24, 2013. A total of 2,757,571 equity warrants were exercised in 2013, giving rise to the issuance of 2,798,937 new shares. At December 31, 2013, the total number of equity warrants in circulation was 2,845,128 which can be exercised until 2022.

MERGER OF PUBLICIS GROUPE AND OMNICOM Inc.

On July 28, 2013, Publicis Groupe SA and Omnicom Group Inc. announced that they had signed an agreement for a merger of equals, creating the world’s leading company in communications, advertising, marketing and digital services.

The transaction takes the form of a cross-border merger within a holding company named Publicis Omnicom Group to be headquartered in the Netherlands. Publicis Omnicom Group will be listed on Euronext Paris and the NYSE.

The transaction has been structured so that the shareholders of Publicis Groupe and Omnicom will each hold approximately 50% of the equity of Publicis Omnicom Group on the date of the merger. Publicis Groupe shareholders will receive one newly issued ordinary share of Publicis Omnicom Group for each Publicis Groupe share they own, together with a special dividend of €1.00 per share. Omnicom shareholders will receive 0.813 newly issued ordinary shares of Publicis Omnicom Group for each Omnicom share they own, together with a special dividend of $2.00 per share. Under the terms of the agreement, adjustments may be made to the special dividend paid out and to the share exchange parity.

The transaction is subject to approval by the shareholders of both companies as well as to numerous regulatory approvals. All anti-trust authority clearances needed to proceed with the merger have been granted, with the exception of China which is currently under review.

The completion of the transaction is scheduled for the end of first half-year 2014.

Before the general meeting of shareholders convened to vote on the merger, Publicis Groupe will provide its shareholders with a detailed report on the terms and conditions of the transaction.

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RECENT EVENTS

➢	Acquisitions

-	Qorvis Communications, one of the USA’s foremost public relations firms.

-	Applied Media Logic (AML), the Johannesburg-based media agency.

-	Acquisition of a majority stake in Law & Kenneth, India’s biggest independent advertising and digital services agency.

➢	Finance

-	2018 Oceane bonds

Of the 559,278 Oceane bonds (2018) in existence at December 31, 2013, a total of 554,604 were tendered for conversion in December 2013 and January 2014. Accordingly, 562,921 Publicis shares were delivered in January 2014. The remaining 4,674 bonds were redeemed in cash at a unit price of €48.74, also in January.

-	Orane bonds

Subsequent to the compensation proposal made by Publicis to its Orane bondholders, and as approved by the general meeting of Orane bondholders on October 10, 2013, the beneficiaries who applied received, on January 15, 2014, a total of €865,656 in additional interest as well as 110,871 Publicis Groupe shares in respect of the redemption parity adjustment.

OUTLOOK

For 2014, ZenithOptimedia media observatory anticipates 5.3% growth in the global advertising market (media), which would corresponds to agencies revenues growth estimated at 3.5% . In recent years, the bulk of growth has come from digital activities (e.g. internet, mobile, etc.). This trend will continue and even increase as digital activities accentuate their growth and analog activities further weaken.

Geographically, the markets expected to show a marked improvement are the USA, the UK, Germany, Australia and Mexico. The markets in southern Europe are expected to stabilize. France should post slightly positive growth (0.3%).

For the emerging markets (BRIC), ZenithOptimedia expects the advertising market (media) to grow by 9.4% in the BRIC countries, and by 13.9% overall in the MISSAT countries.

The figures for January show clearly that the fourth quarter was not a harbinger of market deterioration but indeed a temporary situation. The Groupe is confident about its estimation of both growth and renewed margins improvement.

***

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This presentation contains forward-looking statements. The use of the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2011 Registration Document filed with the French financial markets authority (AMF).

Forward looking statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, +1 (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

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Important Additional Information for Publicis Shareholders

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 62,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | Linkedin: Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communication	+ 33 (0) 1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0) 1 44 43 65 00
Stéphanie Constand	Investor Relations	+ 33 (0) 1 44 43 74 44

Publicisgroupe.com	12/31

APPENDIX

New Business 2013

USD 4.5 billion (net)

Main accounts awarded

BBH/NEOGAMA

Pirelli (UK); Playstation (USA, Brazil); Haagen Dazs (Singapore); Basf (Bazil); Philadelphia (UK); Clarks (UK); Bang and Olufsen (UK); Newell Rubbermaid (USA), Harbin (China).

DigitasLBi

Lenovo (USA); Kao (USA); Whirlpool (USA); Dunkin’ Donuts (USA); Sprint (USA); Samsung (Brazil); MillerCoors (USA); Comcast (USA); Eureka Forbes (India); Dogs Trust (UK); AXA UK (UK); - FOSS (Nordics); Johnson & Johnson (UK); Danone (UK); LeipzigerMesse (Germany); HSBC (Australia); Roompot (Germany); ParcelHero.com (UK); PWC (Germany); StadtwerkeBayreuth (Germany); PortalTech Reply (UK); Navigate GmbH Systeme und Consulting (Germany); DSGV (Germany); Commonwealth Bank (UK); Microsoft (UK): Langenscheidt GmbH & Co. KG (Germany); Lloyds TSB (UK); E2X (UK); JKL (Nordics); Viking Line (Nordics); ASSTEL Lebensversicherung AG (Germany); Ticket Online Software GmbH (Germany); SCA TENA (Nordics); Primera Travel Group (Nordics); Adobe (USA); Moleskine (USA); P&G (USA); Spotify (USA); Motorola (USA); Aetna (USA); Delta Air Lines (USA); Intel (Indonesia); NYSE Euronext (USA); AstraZeneca (USA); Goodyear (USA); Barclays Wealth (UK), BUPA (UK); Renault / Nissan (UK, France).

Fallon

Talenti (USA); (Giffgaff (UK); Netflix (UK).

Leo Burnett

AEON Superstores (Malaysia); Bols Spirits (Poland); Dubai International Film Festival (UAE); Pfizer Consumer Health - Nexium OTC (USA); Peters Ice Cream (Australia); Unipol Insurance (Italy); Castorama Home Improvement Stores (Poland); PTG Energy (Thailand); Co-operative Social Media (United Kingdom); Institute of Chartered Accountants of Sri Lanka (Sri Lanka); Home Center Home Improvement Retailer (Colombia); BMW Mini (Japan); Twinings Tea (Malaysia); h.h. gregg (USA); Petelinka Poultry (Russia); Media Markt Electronics Retailer (Russia); Alouette Cheese (USA); RE/MAX Real Estate (USA); Victoria University (Australia); GM Fleet & Commercial Operations, Certified Pre-Owned, Remarketing (USA); Molson Coors - Coors Light (Canada); China Mobile (China); Bank of China (China); Yili Lactobacillus Probiotic (China); Samsung Mobile Phone (Taiwan); RE/MAX (USA); VP Bank (Vietnam); Menarini Pharmaceuticals Fastum Gel (China); Tekmark (Singapore); Sri Lankan Airlines (Sri Lanka); Pfizer Centrum and Caltrate (Vietnam); Mediaset/ Infinity On-Demand Service (Italy), CIMB Bank (Sri Lanka), Clear Point Residencies Pvt Ltd (Sri Lanka), Mihin Lanka Airlines (Sri Lanka), Landmark Group/ Max (UAE), SPC Ardmona (Australia).

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MSLGROUP

Emirates Air (PR) (USA); LaSalle Investment Management (USA); Taitra (Taiwan).

PHCG

Astellas (USA); AbbVie (USA, Australia); Pfizer (USA, Global); Genentech/Roche (USA, Global); Novartis (USA, Global); Abbott Nutrition (USA).

Publicis Worldwide

City of Antwerp (Belgium); Total Corporate (Publicis Conseil/France/Global); Pierre et Vacances/Europe (Marcel/France); Volcom/Worldwide (Marcel/France); France Galop (France); Purina ONE (France); Barmer GEK (Germany); Siemens AG (Germany); Bene (Germany); Commerzbank Wealth Management (Germany); haarshop21 GmbH (Germany); J. Stickling GmbH & Co. KG (Nobilia) (Germany) ; ZF Friedrichshafen (Germany); AS Roma (Italy); Kellogg (Italy); Philips (Netherlands); Ahold/Albert Heijn (Netherlands); Rabobank International (Netherlands); MTS (Russia); Coca Cola (Spain); Bimbo/Buenitos and Bimbocaos (Spain); Hertz (Switzerland); Qontis (Switzerland); ESL (Switzerland); Vue Cinemas (UK); SCA (UK); Schweppes (UK); lNescafé/Digital (Portugal); Nestle (Romania); BASF (Romania); MetLife (Romanie); Pfizer/Digital (Romania); Stopanska Bank (Macédonie); MSD (Bulgarie); Beiersdorf (Bulgarie); Coca Cola (Bulgaria); Microsoft (Bulgarie); G3 spirits (Slovénie); Shark (Slovénie); Michelin/Michelin; Kleber; Goodrich (Poland); Nestlé Adriatic/Maggi-Thomy in Adriatic (Slovenia; Croatia; Bosnia and Herzegovine; Kosovo and Macedonia); Nestle Adriatic/ZacinC Chicken TVC (Serbia and Montenegro); SCA/Zewa (Croatia); Spar (Croatia); Heineken/Amstel (Croatia); Publicis Brazil Habib’s (ATL-Publicis Brazil); Sanofi-Medley Division (ATL-Salles Chemistri); Rio 2016 (Digital-AG2 Publicis Modem); Michelin (Digital-Digitas/ Razorfish); Petrobras (Digital-AG2 Publicis Modem); Digital Group (Digital-AG2 Publicis Modem); Belcorp (Digital-Digitas/Razorfish); Vale Foundation (Digital-AG2 Publicis Modem); SENAC (Digital-Digitas/Razorfish); Inframerica (BTL-Publicis Dialog); Smiles (ATL-Salles Chemistri); Pfizer (Digital-Publicis Red Lion); Talent Brazil : Heineken (ATL-Talent Brazil); Esmaltec (ATL-Talent Brazil); Chilectra (Chile); Endesa (Chile); Enersis (Chile); Brooks (Chile); Kia (Ecuador); Continental Tires (Ecuador); Cerveceria Nacional (Ecuador) Grupo Reforma (Mexico); P&G/Bounty (Mexico); Aon Consultants (Mexico); Barcel (Mexico); Nestléfoods (Mexico); Novartis (Mexico); Qld Dept of Transport (Australia); Tourism Nothern Territory (Australia); Conga Foods (Australia); WM Ritchie (Australia); Oporto (Australia); Qid TAFE (Australia); Subway (India); WeChat (India); J’Box property (Indonesia/Jakarta); Western Union/Shopper (Philippines); Audi Singapore (Singapore); Pfizer Centrum (UAE); Emirates Flight Catering (UAE); Ferrero/KIndiar Bueno (UAE); Nestlé/Maggi (UAE); Dairy Queen (Canada); Nestlé/Delissio Food (Canada); Nestle (USA); P&G (USA); AXA Equitable (USA); Hilton Flagship (USA/Global); Sleepy’s (USA); Rachel Rachel Roy (USA); Simplot (USA); Cotton Council International (USA); DesignerClothes.com (USA); Lanhgam Hotel Group (USA); Manchu Times Fashion (USA); Versace (USA); Almay (USA); Hilton Grand Vacation Club (USA); Defender Direct (USA); Sympathy Orchestra (USA); Abbott Nutrition (USA); Eddie Bauer (USA); Bridgestone America’s (USA/Dallas); Barcel (USA).

Saatchi & Saatchi

Salmoiraghi Vigano (Italy); Stroili (Italy); Godiva (Japan); St.George (Australia); HSBC global premier wealth and sponsorship (global); Bold International Ceramics (UAE/GCC); YBM Mastery E900 (Korea); PTT RM : Jiffy Brand (Thailand); Thanachart Bank (Thailand); Kerry Foods/Richmond (UK); design3000.de (Germany); Club Méd (Italy); Mill St. Brewery (Canada); Mahou 5 estrellas (Spain); MyCEB (Malaysia); Bank Simpanan Nasional / BSN’s Cards (Malaysia); Charter Communications (USA); Otterbox (USA); Takeda Pharmaceutical (Russia); Air Europa (Spain); Premier Foods – digital (UK); Scoot Airline (Singapore); Toyota Kluger Toyota 86 (Australia); Fissler (Germany); nib Health Insurance (Australia); ITE (Singapore).

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Starcom MediaVest Group

American Honda Motors (USA); Beirut City Centre (UAE); Dubbizle (UAE); Europcar (UK); Garuda Indonesia (Indonesia); GLA 360 Mall (UAE); Hartmann (Czech); Kuwait Flour Mills (UAE); Mango (UAE); Meydan Group (UAE); Mondelez International (USA); Namshi (UAE); STC (UAE); Vivus (Poland); Ace Hardware (USA); Banca Unipol (Italy); Finnair (Sweden); h.h , gregg (USA); Unipol Insurance (Italy); Burger King (Italy, Norway, Sweden, Denmark, Spain, UK, Portugal, Canada); Gourmet Foods (Poland); Ranbaxy (India); USP Zdrowie (Poland); CPTM - Mexico Tourism Board (Mexico); PINERGY (Ireland); Ford Retail Group (UK); SPP (Sweden); Storebrand (Norway); Ab/InBev (China); Bosco (Russia); Ministry of Environment (Project) (Poland); Coca Cola (Argentina); APEC (France); Bring (Sweden); Converse (USA); La Poste (France); Duke Energy (USA); Fitnessguru (Sweden); Mondelez (Turkey).

ZenithOptimedia

Kohl’s (USA); KAYAK (Worldwide); Abu Dhabi Commercial Bank (UAE); Hainan Airlines (China); Sharp Middle east (UAE); Ministry of Health (Singapore); Unipex (UAE); Bold International (UAE); Haier Electronics (Kingdom of Saudi Arabia- KSA); Haw Par (Singapore); Ministry of Defense (Singapore); Dao Games (UAE); eOne (UK); Toyota (Italy); 20th FOX (Italy); Maybank (APAC Regional); Maxxium (UK); Cruz Roja (Red Cross) (Spain); Prospect Park Networks (USA); Bacardi (Panama); Changi Airport Group (CAG) (Singapore); Hasbro (Hungary); Vzajemna (Slovenia); TE Data (Digital) (Egypt); SCA (Global); Bacardi-Martini (Europe); LOTERIAS (Spain); Hyundai (Netherlands); Universidad El Bosque (Colombia); New Balance (Panama); VEMEDIA (Belgium); ECOVER (Belgium); 4 finance (Georgia); Stokke (Ireland); Pierre Fabre (Belgium); FIDELITY TRUST (Belgium); Bodytech (Colombia); Syngenta (Colombia); Liberty Mutual Insurance Company (USA); Reckitt Benckiser (Share of global markets); Hewlett Packard (Global); Clarins (Hong Kong); Quilmes/ ABInBev (Argentina); L’Oreal (China); SNCF (France); Carlsberg (China); EDB (Global); 20th Century Fox (Russia); EBRO (France); Pepsico Foods (Argentina); Henkel (Australia).

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2013 EXTERNAL GROWTH

•

LBi: On January 15, 2013, upon expiry of the public offer for all outstanding LBi shares launched on November 12, 2012, Publicis Groupe declared its offer unconditional. On January 29, 2013, Publicis Groupe held 98.13% of LBi’s outstanding shares.

After the delisting of March 7, 2013, and a squeeze-out procedure, as of August 21, 2013, Publicis Groupe holds 100% of LBi outstanding shares.

•	Convonix: one of India’s leading digital marketing consultancies based in Mumbai.

•	Neev: one of India’s leading providers of technology services.

•	Bosz Digital SA, Costa Rica, and Bosz Digital Colombia SAS: an important media and digital production platform based in Central America.

•	Net@lk: one of the most prominent pure players in China’s social media market.

•	Jana: the Groupe’s very first direct investment ($15 million) in a start-up based in Boston specialized in mobile technology.

•	Engauge Marketing LLC: advertising and digital services agency based in Colombus (USA).

•	Espalhe: digital marketing and public relations agency (Brazil).

•	TPM Communications: one of Canada’s top agencies specialized in digital, video and events.

•	Zenith Romania: one of Romania’s largest communications and media agencies (Bucharest).

•	POKE: flagship digital agency in the UK.

•	Acquisition of majority holdings (51%) in long-standing partner agencies (associates): Leo Burnett & Target, Starcom MediaVest Group, Optimedia, The Practice and iLeo.

•	Beehive Communications: one of the best independent Indian integrated communications agencies specialized in marketing services and advanced communication for clients in southern Asia.

•	Interactive Solutions: one of the most important Polish digital agencies.

•	Heartbeat Ideas: one of the most reputable digital agencies for health communications.

•	ETO: one of the main CRM agencies, specialized in digital marketing, analytics, data treatment and use.

•	Walker Media: important indepent UK Media agency.

•	Synergize: digital marketing agency in South Africa.

•	Verilogue Inc.: one of the important US corporations in the field of medical data analytics, specialized in communications physician-patient communications.

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2013 PUBLICIS GROUPE AWARDS

Since 2004, Publicis Groupe has held the Gunn Report’s No. 1 ranking for Creative Performance.

The Groupe’s entities and agencies received prizes and awards at numerous events at global, international, regional and local levels. In 2013, Publicis Groupe was awarded 174 Lions at the 60th edition of the Cannes Lions International Festival of Creativity. In 2012, it received 153 Lions.

Main distinctions by network:

BARTLE BOGLE HEGARTY (BBH)

•	Cannes Lions: 2 Gold, 7 Silver, 6 Bronze
•	Campaign BIG Film: Agency of the Year Account Planning Group
•	Luerzers Archive: Number 1 Agency
•	British Arrows: Agency of the Year
•	Creative Circle: Gold of Golds Creativity USA – A list Clio USA – Grand Clio
•	WARC Asia Strategy Prize - Grand Prize
•	O’Toole - Mid Size Agency of the Year

DIGITASLBI

•	Advertising Age: 10 Standout Agencies
•	OMMA: Agency of the Year (four times in six years)
•	BtoB Magazine: Top Agency List (eight times in nine years)
•	3 Cannes Lions, including the only Creative Effectiveness Lion in the Western Hemisphere
•	12 IAB MIXX Awards, including 4 Gold
•	3 CLIO Awards, including 1 Gold
•	5 Effie Awards, including 2 Gold
•	3 OMMA Awards
•	12 BMA Global ACE Awards, including 4 first place Awards
•	21 W3 Awards, including 2 Best in Show Awards and 7 Gold Awards
•	6 CADM Awards
•	2 Grand Prix Strategies du Marketing Client, including 1 Gold
•	2 Indian Digital Media Awards, including one Gold

LEO BURNETT

•	53 Cannes Lions
•	“Network of the Year” at AdFest, Dubai Lynx and MENA Cristal
•	Most awarded agency network for fourth consecutive year at International ADDY Awards
•	YoungGuns “Network of the Year” for second consecutive year
•	Best in Show in Design and Best in Show in Branded Entertainment from the One Show
•	Awarded the first ever D&AD White Pencil

MSLGROUP

Named Best Corporate Consultancy in the World, 2013

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PUBLICIS HEALTHCARE COMMUNICATIONS GROUP (PHCG)

•	For the 4th consecutive year in a row, Advertising Age ranked PHCG as the top healthcare agency network (U.S. revenue)
•	Kathy Delaney, Co-Managing Director and Global Creative Chief Officer, Saatchi & Saatchi Wellness, named jury president at inaugural Cannes Lions Health
•	Digitas Health listed as “Best Place to Work” by Central Penn Business Journal
•	El Publicista named Saatchi & Saatchi Health Spain “Best Healthcare Agency of the Year”
•	Digitas Health’s President, CCO, Alexandra von Plato was selected as “2013 Woman of Distinction” by Philadelphia Business Journal
•	Saatchi & Saatchi Health India’s CEO, Malavika Harita, became first woman to win 2013 Distinguished Alumni Award (DAA) of the Indian Institute of Management Bangalore

2013 creative awards include:

The Aspid Awards, Big Bang Awards, CLIO Healthcare Awards, Creative Circle Awards, DTC National Awards, eHealthcare Leadership Award, The Global Awards, Grand Prix Empreintes, IPA Best of Health Awards, Healthcare Businesswoman’s Association (HBA) Rising Star Awards, Medical Advertising Hall of Fame (MAHF) “Future Famers” Awards, MM&M Awards, The Pharmaceutical Marketing Society Digital Awards, Rx Club Show Awards, Web Health Awards.

PRODIGIOUS

•	Grand Prix Stratégies and Eurobest Silver (Branded Content / Best Non-Fiction Program) for Nescafé “Really friends”
•	Gold Clio (Visual effects), 2 Silver Clio (Cinematography and Direction), 2 Gold New York Festival (Cinematography and Visual effects) for Cartier’s L’Odyssée
•	Gold Clio (Visual Effects) and 4 Gold Clio (Photography) for Ray Ban’s “75 years of legend” anniversary campaign

PUBLICIS WORLWIDE

•	Main awards: 42 Cannes Lions, 7 Gold, 9 Silver, 26 Bronze), 25 Clio Awards (1 Grand Clio, 6 Gold, 11 Silver, 6 Bronze)
•	Eurobest: 50 awards (8 Gold, 24 Silver,18 Bronze
•	FIAP: 8 awards (3 Gold, 2 Silver, 3 Bronze)
•	New York Festival: 24 awards (10 Gold, 9 Silver, 5 Bronze)
•	Cannes Lions: Agency of the Year- Duval Guillaume, Modem- Creative Agency of the year (second year in a row)
•	Clio: Marcel Worldwide Paris - 2013 Agency of the year
•	EPICA: 22 awards (1 Gold, 11 Silver, 10 Bronze)
•	Effie China: Ranked N°1

RAZORFISH

We were the only digital agency named to the Advertising Age A-List two years in a row.

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ROSETTA

•	W3 Awards: 1 Silver for Lenovo, General website
•	WebAwards: Outstanding website for Lenovo
•	Creativity Media & Interactive Awards - 1 Gold
•	ADDY Awards: 1 Gold
•	Horizon Interactive Awards : 1 Gold Advertising and Websites

SAATCHI & SAATCHI

•	37 Cannes Lions - 9 Gold, 16 Silver, 12 Bronze
•	30 at FIAP including 1 Grand Prix and 10 Gold
•	18 Clio - 6 Gold, 8 Silver, 4 Bronze
•	37 Effie -12 Gold, 15 Silver, 10 Bronze
•	Agency of the year 9 awards in 10 Grand prix across 7 countries (Argentina, China, Czech Republic, Malaysia, Philippines, Poland, Puerto Rico)

STARCOM MEDIAVEST GROUP (SMG)

RECMA named SMG the first agency network for Global Overall activity billings for the third year in a row.

This includes being ranked:

•	N°1 in the US
•	N°1 in China
•	N°1 in emerging markets
•	N°2 in Latin America.

With 525 product award recognitions, SMG had its most celebrated year on record with an increase of 62% from last year.

Award highlights include:

•	11 Agency and Network of the Year awards (double the number from last year)
•	24 Cannes Lions
•	and 35 Festival of Media awards

Follow2Unfollow from Puerto Rico is the most awarded campaign ever submitted by a media network at Cannes, winning four Lions across Media, Promo, PR and a shortlist in Cyber. It also picked up awards at FOM LatAm, FOM Global, El Ojo de Iberoamerica and the Internationalist.

VIVAKI

AOD was named the winner of the “Agency” category for innovative use of data at the inaugural eXelate Data Excellence Awards.

ZENITHOPTIMEDIA

80+ awards won in international, regional and major national competitions this year.

Recognised for outstanding media campaigns in 38 countries across the world.

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Achieved Gold or top-rated awards in 14 countries, with strong showings in France, UK, China and Singapore.

Top international award of 2013 won by our worldwide team for the EU’s anti-smoking media campaign across 27 markets.

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2013 PRESS RELEASES

01-02-2013	Publicis Groupe S.A. – Share purchases in LBi International N.V.

01-10-2013	Liquidity Contract with CA Cheuvreux: Half-Year Financial Statement

01-15-2013	Successful outcome of Publicis Groupe S.A.’s recommended public cash offer for LBi: offer now declared unconditional

01-29-2013	Publicis Groupe S.A. – Final results public offer for LBi

02-05-2013	Publicis Groupe to create the world’s leading digital network – DigitasLBi will pool the global market leadership and cutting-edge skill-sets of top agencies Digitas and LBi

02-14-2013	2012 Annual Results

02-15-2013	Publicis Groupe announces the completion of a share buyback from Dentsu of nearly 3.9 million shares

03-11-2013	Publicis Groupe acquires Convonix India’s leading full service digital marketing and consulting agency

04-12-2013	Publicis Groupe: 2012 Registration Document available

04-15-2013	Publicis Groupe: 2013 Q1 Revenue higher than Groupe objectives

04-17-2013	Publicis Groupe: New co-investment plan for 200 key executives

04-18-2013	Publicis Groupe acquires Neev, a leading software service provider in India

04-19-2013	Tom Adamski named CEO of Rosetta

04-23-2013	During its Investor Day, Publicis Groupe announces new ad agency model and ambitious five- year targets

04-25-2013	Elisabeth Ardaillon-Poirier to join Publicis Groupe as Senior Vice-President Anne-Gabrielle Heilbronner named General Secretary of Publicis Groupe

05-02-2013	190 Publicis key executives invest 44.7 m€ in the “Groupe”

05-07-2013	Europe 2013: a continent adrift – A Publicis Groupe study on emerging from recession in Europe

05-29-2013	Publicis Groupe: Annual General Shareholder’s meeting

06-07-2013	Overview of the share buyback program authorized by shareholders at their Combined General Shareholder’s meeting of May 29, 2013

07-02-2013	Publicis Groupe acquires digital production firm Bosz Digital

07-04-2013	Publicis Groupe half-year financial statement liquidity contract

07-10-2013	Publicis Groupe acquires Net@alk, a leading social media services provider in China

07-15-2013	Jana Mobile receives $15 million strategic investment from Publicis groupe

07-18-2013	Publicis Groupe 2013 H1 Results

07-19-2013	Publicis Groupe and AOL Inc. to form strategic partnership do deliver live internet advertising on global scale

07-19-2013	Publicis Groupe promotes Pete Stein to CEO of Razorfish woldwilde

07-28-2013	Omnicom and Publicis Groupe to merge

08-01-2013	Publicis Groupe files its 2013 half-year financial report

08-14-2013	Publicis Groupe acquires US digital services agency Engauge Marketing

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08-29-2013	Publicis Groupe acquires Espalhe, PR and digital marketing agency in Brazil

09-05-2013	Publicis Groupe acquires TPM Communications in Canada, a leading digital, event and video agency

09-12-2013	Publicis Groupe acquires media agency Zenith Romania

09-19-2013	Publicis Groupe acquires leading digital agency poke in the UK

09-19-2013	Adjustement to the exercise parity of the BSA and confirmation of the exercise period

09-23-2013	Jean-Marie Pivard joins Publicis Groupe as Director of Internal Audit and Risk Management

09-24-2013	Publicis Groupe launches Prodigious, brand logisticsTM, a brand asset production facility crafted to meet today’s media challenges

09-25-2013	General Meeting of ORANE holders. Early redemption of ORANE. Adjustement to the ORANE redemption parity

10-01-2013	Publicis Groupe further strengthens its presence in Romania, acquiring majority stake in affiliate agencies

10-07-2013	Publicis Groupe appoints Arthur Sadoun as Chief Executive Officer of Publicis Worldwide

10-10-2013	Meeting of ORANE holders unanimously approves the proposed combination between Publicis and Omnicom and certain modifications to the ORANE issuance agreement

10-21-2013	Omnicom and Publicis Groupe hold joint management meeting

10-22-2013	Publicis Groupe acquires Beehive Communications, accelerating its growth in India

10-28-2013	Publicis Groupe acquires Interactive Solutions, a leading digital agency in Poland

10-30-2013	Publicis Groupe expands digital health expertise

10-30-2013	Adjustement to the exchange ratio of the OCEANE and confirmation of the exercise period

11-01-2013	Omnicom and Publicis Groupe announce expiration of Hart-Scott-Rodino Act Waiting Period

11-07-2013	Publicis Groupe acquires ETO, leading french CRM and Data agency

11-21-2013	Statement Walker Media

11-28-2013	Publicis Groupe acquires 75.1% of Walker Media

12-03-2013	Publicis Groupe acquires leading digital marketing agency « Synergize », in South Africa

12-09-2013	Publicis Groupe broadens healthcare expertise - Acquisition of Verilogue Inc.

12-09-2013	Bonds 1%, maturing on 18 January 2018, convertible into new Publicis shares or exchangeable into existing Publicis shares – Early redemption at holder’s option

12-20-2013	Early redemption of bonds 1%, maturing on 18 January 2018, convertible into new Publicis shares or exchangeable into existing Publicis shares

12-23-2013	Lagardère Active becomes the sole shareholder in Europe 1 advertising agency Régie 1

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GLOSSARY

Net financial debt (or net debt): equals the long and short term financial debt plus associated derivatives fair value, less cash and cash equivalent

Average Full Year net debt: annual year average of average monthly net debt.

Net new business: this figure is derived not from financial reporting but from estimated media-marketing budgets based on annual business (net of losses) from new and existing clients.

Operating margin: The operating margin is equal to the revenue after deduction of personnel expenses, other operating expenses (excluding non current income and expenses), depreciation and amortization (excluding intangible arising from acquisitions).

Operating margin rate: operating margin/revenue.

Organic growth calculation

EUR million	FY 2013	Q4	Sept 30 (9 months)	Currency Impact (EUR million))
2012 Revenue	6,610	1,899	4,711		FY 2013	Q4	Sept 30 (9 months)

Currency impact	(237)	(89)	(148)	GBP	(21)	(5)	(16)

2012 Revenue at 2013 exchange rate (a)	6,373	1,810	4,563	USD	(98)	(36)	(62)

2013 revenue before acquisitions (1) (b)	6,538	1,823	4,715	Autres	(118)	(48)	(70)

Revenue from acquisitions(1)	415	104	311	Total	(237	(89)	(148)

2013 revenue	6,953	1,927	5,026
Organic growth (b/a)	+2.6%	+0.7%	+3.3%

(1)

Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBi, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana, Interactive Solutions, ETO, Heartbeat, Verilogue, Synergize, Walker Media, Beehive, Prima, ZO South Africa, Lighthouse, Polarix, Owen Kessel) net of disposals.

(2)	2013 Average exchange rates: 1 EUR = 1.3277 USD 2012 Average exchange rates: 1 EUR =1.2849 USD

1 EUR = 0.8491 GBP                                                        1 EUR = 0.8108 GBP

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Consolidated income statement

(in millions of euros)	2013	2012*	2011*

Revenue	6,953	6,610	5,816

Personnel expenses	(4,330)	(4,078)	(3,617)

Other operating expenses	(1,396)	(1,344)	(1,167)

Operating margin before depreciation and amortization	1,227	1,188	1,032

Depreciation and amortization expense (excluding intangibles arising from acquisitions)	(120)	(126)	(103)

Operating margin	1,107	1,062	929

Amortization of intangibles arising from acquisitions	(49)	(45)	(38)

Impairment loss	(4)	(11)	-

Non-current income and expenses	69	39	21

Operating income	1,123	1,045	912

Financial expenses	(46)	(71)	(89)

Financial income	20	41	33

Cost of net financial debt	(26)	(30)	(56)

Other financial income and expenses	5	(2)	(2)

Pre-tax income of consolidated companies	1,102	1,013	854

Income taxes	(298)	(279)	(246)

Net income of consolidated companies	804	734	608

Share of profit of associates	5	25	17

Net income	809	759	625

Of which:

- Net income attributable to non-controlling interests	17	27	29

- Net income attributable to equity holders of the parent company	792	732	596

Per share data (in euros) - Net income attributable to equity holders of the parent company

Number of shares	215,516,919	201,032,235	202,547,757

Earnings per share	3.67	3.64	2.94

Number of diluted shares	224,430,805	224,143,700	237,066,159

Diluted earnings per share	3.54	3.34	2.63

* Figures have been restated in accordance with IAS 19 amended.

Publicisgroupe.com	24/31

Consolidated statement of comprehensive income

(in millions of euros)	2013	2012*	2011*

Net income for the period (a)	809	759	625

Comprehensive income that will not be reclassified to profit or loss

- Actuarial gains (and losses) on defined benefit plans	26	(30)	(46)

- Deferred taxes on comprehensive income that will not be reclassified to profit or loss	(12)	6	15

Comprehensive income that may be reclassified to profit or loss

- Revaluation of available-for-sale investments	(26)	4	(3)

- Consolidation translation adjustments	(249)	(61)	49

- Deferred taxes on comprehensive income that may be reclassified to profit or loss	3	-	-

Total other comprehensive income (b)	(258)	(81)	15

Total comprehensive income for the period (a) + (b)	551	678	640

Of which:

- Total comprehensive income attributable to non-controlling interests	11	24	29

- Total comprehensive income attributable to equity holders of the parent company	540	654	611

* Figures have been restated in accordance with IAS 19 amended.

Publicisgroupe.com	25/31

Consolidated balance sheet

(in millions of euros)	December 31, 2013	December 31, 2012*	December 31, 2011*

Assets

Goodwill, net	6,123	5,667	5,207

Intangible assets, net	939	982	985

Property, plant and equipment	513	506	496

Deferred tax assets	127	97	82

Investments in associates	28	23	43

Other financial assets	121	242	113

Non-current assets	7,851	7,517	6,926

Inventories and work in progress	307	342	343

Trade receivables	6,994	6,841	6,446

Other current receivables and assets	517	591	561

Cash and cash equivalents	1,442	1,314	2,174

Current assets	9,260	9,088	9,524

Total assets	17,111	16,605	16,450

Equity and liabilities

Share capital	86	84	77

Additional paid-in capital and retained earnings, Group share	5,008	4,530	3,823

Equity attributable to holders of the parent company	5,094	4,614	3,900

Effect of acquisitions and commitments to buy-out non- controlling interests	38	44	33

Total equity	5,132	4,658	3,933

Long-term borrowings	538	730	1,460

Deferred tax liabilities	295	238	241

Long-term provisions	368	464	483

Non-current liabilities	1,201	1,432	2,184

Trade payables	8,636	8,249	7,745

Short-term borrowings	322	379	838

Income taxes payable	31	65	66

Short-term provisions	139	166	137

Other creditors and current liabilities	1,650	1,656	1,547

Current liabilities	10,778	10,515	10,333

Total equity and liabilities	17,111	16,605	16,450

* Figures have been restated in accordance with IAS 19 amended.

Publicisgroupe.com	26/31

Consolidated statement of cash flows

(in millions of euros)	2013	2012*	2011*

Cash flows from operating activities

Net income	809	759	625

Neutralization of non-cash income and expenses:

Income taxes	298	279	246

Cost of net financial debt	26	30	56

Capital (gains) losses on disposals (before tax)	(68)	(38)	(19)

Depreciation, amortization and impairment loss on property, plant and equipment and intangible assets	173	182	141

Non-cash expenses on stock options and similar items	40	26	26

Other non-cash income and expenses	2	(1)	5

Share of profit of associates	(5)	(25)	(17)

Dividends received from associates	4	8	14

Taxes paid	(244)	(306)	(212)

Interest paid	(42)	(61)	(80)

Interest received	31	24	29

Change in working capital requirements (1)	355	155	75

Net cash flows generated by (used in) operating activities (I)	1,379	1,032	889

Cash flows from investing activities

Purchases of property, plant and equipment and intangible assets	(126)	(123)	(116)

Disposals of property, plant and equipment and intangible assets	3	3	4

Purchases of investments and other financial assets, net	49	(120)	13

Acquisitions of subsidiaries	(686)	(369)	(728)

Disposals of subsidiaries	7	-	28

Net cash flows generated by (used in) investing activities (II)	(753)	(609)	(799)

Cash flows from financing activities

Dividends paid to holders of the parent company	(108)	(119)	(129)

Dividends paid to non-controlling interests	(22)	(31)	(14)

Proceeds from borrowings	1	16	77

Repayment of borrowings	(102)	(546)	(29)

Net purchases of non-controlling interests	(102)	(30)	(11)

Net (purchases)/sales of treasury shares and warrants	(72)	(566)	51

Net cash flows generated by (used in) financing activities (III)	(405)	(1,276)	(55)

Impact of exchange rate fluctuations (IV)	(125)	(7)	(17)

Change in consolidated cash and cash equivalents (I + II + III + IV)	96	(860)	18

Cash and cash equivalents onJanuary 1	1,314	2,174	2,164

Bank overdrafts onJanuary 1	(28)	(28)	(36)

Net cash and cash equivalents at beginning of year (V)	1,286	2,146	2,128

Cash and cash equivalents on December 31 (Note 18)	1,442	1,314	2,174

Bank overdrafts on December 31 (Note 22)	(60)	(28)	(28)

Net cash and cash equivalents at end of year (VI)	1,382	1,286	2,146

Change in consolidated cash and cash equivalents (VI - V)	96	(860)	18

(1) Breakdown of change in working capital requirements

Change in inventory and work in progress	34	41	(6)

Change in accounts receivable and other receivables	(305)	(426)	(267)

Change in accounts payable, other payables and provisions	626	540	348

Change in working capital requirements	355	155	75

* Figures have been restated in accordance with IAS 19 amended

Publicisgroupe.com	27/31

Consolidated statement of changes in equity

				Reserves			Equity
Number of		Share	Additional	and	Translation	Fair	attributable to	Non controlling	Total
outstanding	(in millions of euros)	capital	paid-	earnings	reserve	value	the holders of	interests	equity
shares			in capital	brought		reserve	the parent
				forward			company

182,371,070	December 31, 2010*	77	2,432	809	(88)	133	3,363	21	3,384
	Net income			596			596	29	625
	Other comprehensive income, net of tax			(31)	49	(3)	15	-	15
	Total income and expenses for the period	-	-	565	49	(3)	611	29	640
1,712,704	Publicis Groupe SA capital increase and cancellation of treasury shares	-	47	(47)			-		-
	Dividends			(129)			(129)	(14)	(143)
	Share-based compensation, net of tax			25			25		25
	Additional interest on Orane			(8)			(8)		(8)
	Effect of acquisitions and commitments to buy out non-controlling interests			(13)			(13)	(3)	(16)
1,912,289	Purchases/sales of treasury shares			51			51		51

185,996,063	December 31, 2011*	77	2,479	1,253	(39)	130	3,900	33	3,933
	Net income			732			732	27	759
	Other comprehensive income, net of tax			(24)	(58)	4	(78)	(3)	(81)
	Total income and expenses for the period	-	-	708	(58)	4	654	24	678
(9,197,684)	Publicis Groupe SA capital increase and cancellation of treasury shares	(4)	(334)	(47)			(385)		(385)
	Dividends			(119)			(119)	(31)	(150)
	Share-based compensation, net of tax			39			39		39
	Additional interest on Orane			(8)			(8)		(8)
	Effect of acquisitions and commitments to buy out non-controlling interests			20			20	18	38
25,900,629	Océane 2014 conversion	11	706	(23)			694		694
(3,495,358)	Purchases/sales of treasury shares			(181)			(181)		(181)

199,203,650	December 31, 2012*	84	2,851	1,642	(97)	134	4,614	44	4,658
	Net income			792			792	17	809
	Other comprehensive income, net of tax			14	(240)	(26)	(252)	(6)	(258)
	Total income and expenses for the period			806	(240)	(26)	540	11	551
1,562,129	Publicis Groupe SA capital increase	1	(47)	46			-		-
1,361,502	Dividends		70	(178)			(108)	(22)	(130)
292,076	Share-based compensation, net of tax			61			61		61
	Additional interest on Orane			(20)			(20)		(20)
	Effect of acquisitions and commitments to buy out non-controlling interests			(20)			(20)	5	(15)
2,798,937	Equity warrant conversion	1	83				84		84
2,096,233	Océane 2018 conversion			100			100		100
(727,265)	Purchases/sales of treasury shares			(157)			(157)		(157)
206,587,262	December 31, 2013	86	2,957	2,280	(337)	108	5,094	38	5,132

* Figures have been restated in accordance with IAS 19 amended

Publicisgroupe.com	28/31

Earnings per share

Earnings per share and diluted earnings per share

(in millions of euros, except for share data)		2013	2012(1)	2011(1)

Net income used for the calculation of earnings per share

Group net income	a	792	732	596

Impact of dilutive instruments:

- Savings in financial expenses related to the conversion of debt instruments, net of tax (3)		2	17	27

Group net income - diluted	b	794	749	623

Number of shares used to calculate earnings per share

Average number of shares that make up the share capital		211,342,272	195,194,484	191,738,061

Treasury shares to be deducted (average for the year)		(11,774,690)	(11,345,668)	(7,935,852)

Shares to be issued to redeem the Orane		15,949,337	17,183,419	18,745,548

Average number of shares used for the calculation	c	215,516,919	201,032,235	202,547,757

Impact of dilutive instruments:

- Free shares and dilutive stock options(2)		3,224,111	4,489,716	5,161,031

- Warrants(2)		3,146,474	1,390,663	893,900

- Shares resulting from the conversion of convertible bonds(3)		2,543,301	17,231,086	28,463,470

Number of diluted shares	d	224,430,805	224,143,700	237,066,159

(in euros)

Earnings per share	a/c	3.67	3.64	2.94

Diluted earnings per share	b/d	3.54	3.34	2.63

(1)	Figures have been restated in accordance with IAS 19 amended.
(2)

Only stock options and warrants with a dilutive impact, i.e., whose strike price is lower than the average strike price, are included in the calculation. In 2013, all the stock options (excluding those granted under the 2013 co-investment plan) and warrants not yet exercised at the year-end had a dilutive effect.

(3)	Over the three years 2013, 2012 and 2011, all of the Océanes had a dilutive impact and are therefore factored into the calculation of diluted EPS.

For informational purposes, the 2013 EPS, calculated on an euro 816 million net income excluding merger related costs (euro 38 million in pre-tax merger costs, i.e., euro 24 million, net of taxes), obtained the following:

Earnings per share, excluding merger costs	3.79

Diluted earnings per share – diluted, excluding merger costs	3.64

Publicisgroupe.com	29/31

Headline earnings per share (basic and diluted)

(in millions of euros, except for share data)		2013	2012(1)	2011(1)

Net income used to calculate headline earnings per share(2)

Group net income		792	732	596

Items excluded:

- Amortization of intangibles from acquisitions, net of tax		30	28	23

- Impairment, net of tax		3	8	-

- Net capital gains (losses) on disposal of assets and fair value remeasurement at takeover date, net of tax		(52)	(58)	(18)

- Revaluation of earn-out payments		(5)	(9)	(4)

- Publicis/Omnicom merger costs, net of tax		24

Headline Group net income	e	792	701	597

Impact of dilutive instruments:

- Savings in financial expenses related to the conversion of debt instruments, net of tax		2	17	27

Headline Group net income, diluted	f	794	718	624

Number of shares used to calculate earnings per share

Average number of shares that make up the share capital		211,342,272	195,194,484	191,738,061

Treasury shares to be deducted (average for the year)		(11,774,690)	(11,345,668)	(7,935,852)

Shares to be issued to redeem the Orane		15,949,337	17,183,419	18,745,548

Average number of shares used for the calculation	c	215,516,919	201,032,235	202,547,757

Impact of dilutive instruments:

- Free shares and dilutive stock options		3,224,111	4,489,716	5,161,031

- Warrants		3,146,474	1,390,663	893,900

- Shares resulting from the conversion of the convertible bonds		2,543,301	17,231,086	28,463,470

Number of diluted shares	d	224,430,805	224,143,700	237,066,159

(in euros)

Headline Earnings Per Share(2)	e/c	3.67	3.49	2.95

Headline Earnings Per Share – Diluted(2)	f/d	3.54	3.20	2.63

(1)	Figures have been restated in accordance with IAS 19 amended.

(2)

EPS after elimination of the impairment losses, amortization of intangibles from acquisitions, the main capital gains and losses on disposal of assets, the fair value remeasurement gains and losses, the revaluation of earn-out payments and the Publicis/Omnicom merger costs.

Publicisgroupe.com	30/31

Résultats 2013 : Une année record

Revenu :	6 953 Mds €
Marge Opérationnelle* :	+40 pb (16,5%)
Résultat Net part du groupe* :	816 M€

Maurice Lévy, Président du Directoire de Publicis Groupe déclare :

« Nous avons réalisé d’excellentes performances, en avance sur la plupart de nos objectifs 2018.

Ayant bien anticipé le basculement des investissements dans le digital, le numérique représente désormais 38,4% de nos revenus avec un taux de croissance organique de 13,9% sur l’année. Pour le seul 4ème trimestre, le revenu issu du digital représente 40,4% du revenu du groupe (et une croissance organique de 20,1%).

Le taux de marge opérationnelle en amélioration de 40 points de base, à 16,5%, est une démonstration solide de notre modèle économique (malgré une croissance organique modérée de 2,6%).

Les autres indicateurs sont tout aussi satisfaisants avec une augmentation à deux chiffres du Free Cash-Flow (+19,0%) ou du Résultat net part du groupe (+11,5%).

Comme nous nous y étions engagés, le taux de distribution du dividende atteindra 30%.

Seule petite ombre au tableau, la croissance organique du 4ème trimestre, qui a souffert d’annulations ou de décalages de campagnes, en particulier dans les marchés émergents. Notre portefeuille de clients, avec une surpondération dans le luxe, nous a sans doute davantage exposés que le marché. Ce trou d’air ponctuel ne remet nullement en cause notre plan de croissance, en particulier pour 2014.

ZenithOptimedia prévoit pour l’année en cours une croissance des investissements médias de l’ordre de 5,3%, ce qui situerait la progression des revenus des agences à environ 3,5%. Avec un New Business de 4,5 milliards de dollars en 2013, une position exceptionnelle dans le numérique, nous abordons l’année 2014 avec confiance, un dynamisme redoublé et la volonté de poursuivre notre programme de croissance et d’amélioration des marges.

Les travaux du projet de fusion progressent régulièrement : nous sommes engagés dans un long processus d’autorisations administratives qui se déroule sans heurt. Je tiens à remercier tous nos clients pour leur soutien et leur confiance et tous nos collaborateurs à travers le monde pour la qualité de leur travail et leurs efforts. »

* Hors coûts liés au projet de fusion

Publicisgroupe.com	1/31

PRINCIPAUX INDICATEURS 2013

Millions d’euros (sauf BNPA et Dividende)

¡ Revenu	6 953	+5,2%

¡ Croissance organique		+2,6%

¡ Marge Opérationnelle*	1 145	+7,8%

¡ Taux de marge opérationnelle* (2012 : 16,1%)	16,5%

¡ Résultat net part du Groupe*	816	+11,5%

¡ BNPA** (euros)	3,64	+9,0%

¡ Free Cash-Flow***	901	+19,0%

¡ Dividende**** (euros)	1,10	+22,2%

*	Hors coûts liés au projet de fusion

**	BNPA dilué

***	Avant variation du Besoin en Fonds de Roulement mais y compris coûts de fusion

****	Mis en paiement le 3 juillet 2014 sous réserve de l’approbation de l’Assemblée Générale des actionnaires du 28 mai prochain

Publicisgroupe.com	2/31

Le Conseil de Surveillance de Publicis Groupe réuni le 12 février 2014, sous la présidence de Madame Elisabeth Badinter, a examiné les comptes de l’exercice 2013 présentés par Monsieur Maurice Lévy, Président du Directoire.

PRINCIPAUX CHIFFRES CLES

Données extraites du compte de résultat consolidé

En millions d’euros, à l’exception des % et des

données par action (en euros)

	2013	2013*	2012**	2013* / 2012**
Données extraites du compte de résultat
Revenu	6 953	6 953	6 610	5,2%
Marge opérationnelle avant
amortissements	1 227	1 265	1 188	6,5%
En % du revenu	17,6%	18,2%	18,0%
Marge opérationnelle	1 107	1 145	1 062	7,8%
En % du revenu	15,9%	16,5%	16,1%
Résultat opérationnel	1 123	1 161	1 045	11,1%
Bénéfice net (Part du Groupe)	792	816	732	11,5%
Bénéfice net par action (1)	3,67	3,79	3,64	4,1%
Bénéfice net par action (dilué) (2)	3,54	3,64	3,34	9,0%
Dividende attribué à chaque action	1,10	1,10	0,90	22,2%
Free cash-flow avant variation du besoin en fonds de roulement	901		757	19,0%
Données extraites du bilan	31 décembre 2013		31 décembre 2012**
Total de l’actif	17 111		16 605
Capitaux propres, part du Groupe	5 094		4 614

*Hors	coûts liés au projet de fusion

**Conformément à la norme IAS 19 révisée applicable au 1er janvier 2013, les informations comparatives de l’année 2012 ont été retraitées (cf note 1.1 de l’annexe des comptes consolidés). L’impact sur la marge opérationnelle 2012 est de -2 M€, de -5 M€ sur le résultat net part du Groupe et de 1 M€ sur les capitaux propres part du Groupe.

(1)	Le nombre moyen d’actions utilisé pour le calcul du bénéfice net par action s’élève à 215,5 millions d’actions pour l’exercice 2013 et 201,0 millions d’actions pour l’exercice 2012.

(2)

Le nombre moyen d’actions utilisé pour le calcul du bénéfice net par action (dilué) s’élève à 224,4 millions d’actions pour l’exercice 2013 et 224,1 millions d’actions pour l’exercice 2012. Il comprend les stock-options et les actions gratuites, les bons de souscription d’actions et les emprunts convertibles ayant un effet dilutif. Pour ce qui est des stock-options et des bons de souscription d’actions, sont dilutifs ceux dont le prix d’exercice est inférieur au cours moyen de la période.

Publicisgroupe.com	3/31

➢	Revenu 2013 : + 5,2%

Le revenu consolidé de l’exercice 2013 s’est élevé à 6 953 M€ contre 6 610 M€ pour la période équivalente 2012, en hausse de 5,2% et de 2,6% en organique (les effets de change ont un impact de 237M€, les monnaies de certains pays en développement s’étant fortement dépréciées).

Exprimé en dollars US, le revenu est de 9 232 M$, soit une hausse de +8,7%.

La croissance organique, en retrait par rapport à celle observée pour les neuf premiers mois de l’année (+3,3%), a été freinée par la situation économique européenne et par la confirmation du ralentissement des économies émergentes, en particulier de la Chine, déjà perceptible au 3ème trimestre, et aggravée par certaines décisions du gouvernement qui ont pesé sur les investissements publicitaires de nos clients internationaux, entraînant des annulations ou des reports de campagnes.

Le revenu des pays dits à forte croissance représentent 24,4% du revenu total (25,5% en 2012) en raison de l’augmentation des volumes dans les pays « matures », suite à l’acquisition de LBi présent essentiellement en Europe du Nord et des ralentissements conjoncturels de certains pays émergents.

Conformément aux objectifs stratégiques du Groupe, les efforts et investissements dans les activités numériques enregistrent une très forte croissance (+13,9% en organique), ce qui porte leur part à 38,4% du revenu total du Groupe.

De manière générale, on note la poursuite de l’attrition des activités analogiques dans les économies développées, ainsi que montre le tableau ci-dessous :

	Europe*	Amérique du Nord	BRIC+MISSAT**	Reste du Monde	Total
Digital	10,0%	+13,1%	+20,1%	+38,9%	+13,9%
Analogique	-5,2%	-3,1%	-1,5%	+1,5%	-2,9%
Total	-1,6%	+4,7%	+1,0%	+6,8%	+2,6%

* Europe hors Russie et Turquie

** MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

- Répartition du revenu 2013 par zone géographique

(en millions d’euros)	Revenu		Croissance Publiée	Croissance Organique
	2013	2012	2013/2012	2013/2012
Europe*	2 060	1 881	+9,5%	-1,6%
Amérique du Nord	3 303	3 146	+5,0%	+4,7%
BRIC+MISSAT**	918	892	+2,9%	+1,0%
Reste du monde	672	691	-2,7%	+6,8%
Total	6 953	6 610	+5,2%	+2,6%

*Europe : hors Russie et Turquie

**MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

Publicisgroupe.com	4/31

•

Europe (hors Russie et Turquie) : Bien que négative, la zone montre des signes encourageants avec une légère amélioration de la France (-0,4% de croissance organique), et les croissances du Royaume-Uni (+1,4%) et de l’Allemagne (+3,6%).

Croissance également de l’Europe centrale (+2,6%) et de la Russie (+3,1%). Seuls les pays d’Europe du sud sont en baisse sensible (-11,3%).

•	Amérique du Nord : Bonne croissance de +4,7% pour l’année 2013, essentiellement grâce au digital et aux activités media.

•	BRIC et MISSAT : La faible croissance (+1%) reflète le recul de l’activité économique au 4ème trimestre, déjà observé au 3ème trimestre.

•	Reste du monde : Bonne croissance de +6,8% (Australie +5,0%, Colombie +9,3%, Malaisie -3,7%, Corée du Sud -7,6%).

Revenu du 4ème trimestre 2013

- Répartition du revenu du 4ème trimestre 2013 par zone géographique

(en millions d’euros)	Revenu		Croissance Publiée	Croissance Organique
	4ème trimestre 2013	4ème trimestre 2012	T4 2013 / T4 2012	T4 2013
Europe*	621	573	+8,4%	+0,1%
Amérique du Nord	848	834	+1,7%	+2,4%
BRIC+MISSAT**	267	287	-7,0%	-5,9%
Reste du monde	191	205	-6,8%	+4,8%
Total	1 927	1 899	+1,5%	+0,7%

*Europe : hors Russie et Turquie

**MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

Comme indiqué, le 4ème trimestre a vu une inversion de tendance sur divers marchés publicitaires, plus précisément les marchés émergents. L’Europe (hors Russie et Turquie) est stabilisée (+0,1%). L’Amérique du Nord reste positive grâce à la forte croissance du numérique.

L’ensemble BRIC et MISSAT à -5,9% reflète un certain nombre de facteurs macroéconomiques (ralentissement des activités) ou spécifiques à nos clients (reports de campagnes), créant un frein aux investissements. La Chine, pour des raisons économiques propres, (ralentissement de l’activité, décisions gouvernementales qui ont touché le marché publicitaire essentiellement au dernier trimestre), a souffert de décalages de campagnes sur 2014. Dans ce contexte, la croissance en Chine Grande Région ressort à -10,8%. L’Inde, en année pré-électorale a également connu des fortunes diverses avec un recul des investissements ayant conduit à des ajustements de structure.

La croissance organique du reste du monde est de +4,8%, très contrastée par pays (Colombie +4,0%, Emirats Arabes Unis +8,7%, Australie -2,3% et Japon -2,0%).

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➢	Marge opérationnelle : +40 pb à 16,5%

Il convient de noter que les chiffres ci-dessous s’entendent, pour 2013, hors coûts liés au projet de fusion et, pour 2012, après retraitement en application de la norme IAS 19 révisée. Ces coûts de fusion s’élèvent à 38 M€ sur l’exercice 2013 et l’impact sur la marge opérationnelle 2012 du retraitement IAS 19 est un impact négatif de 2M€.

La marge opérationnelle avant amortissements, en hausse de 6,5% est de 1 265 M€ pour l’exercice 2013 contre 1 188 M€ en 2012.

La marge opérationnelle s’élève à 1 145 M€, en amélioration de 7,8% par rapport à 2012.

Les charges de personnel de 4 330 M€ pour 2013 (4 078 M€ en 2012) augmentent de 6,2% et représentent 62,3% du revenu consolidé (61,7% en 2012). Les coûts de freelance restent élevés à 298 M€, (+10% par rapport à 2012). Les coûts fixes de personnel sont contenus, et représentent 54,5%, stables par rapport à 2012. Les coûts de restructuration à 79 M€ sont en augmentation par rapport à 2012 (68 M€). Une sélectivité accrue reste à l’ordre du jour, permettant d’allouer les investissements en talents dans les segments en croissance et de contenir et réduire les coûts dans les activités en réduction ou régions à faible croissance. Les investissements en cours (dans l’ERP, les plateformes de production, la régionalisation des centres de services partagés ou les développements technologiques) ainsi que la simplification de l’organisation permettront de réduire ces charges à moyen terme.

Les autres charges opérationnelles (hors dépréciation) s’établissent à 1 358 M€. Elles représentent 19,5% du revenu total (20,3% en 2012). Les coûts commerciaux s’élèvent à 283 M€, soit 4,1% du revenu. Les coûts administratifs continuent de baisser grâce aux plans d’optimisation et notamment la régionalisation des centres de services partagés. Les coûts liés aux acquisitions ont un impact de 10 M€. La dotation aux amortissements pour l’année 2013 est de 120 M€ contre 126 M€ en 2012 traduisant une bonne maîtrise des investissements.

Le taux de marge opérationnelle pour l’année est de 16,5% en amélioration de 40 points de base par rapport à celui de 16,1% de 2012.

Les marges opérationnelles par grandes zones géographiques s’élèvent à 11,2% pour l’Europe, 20,3% pour l’Amérique du Nord, 13,5% pour l’Asie-Pacifique, 16,8% pour l’Amérique Latine et 21,4% pour la région Afrique/Moyen-Orient.

Les amortissements sur immobilisations incorporelles liées aux acquisitions sont de 49 M€ en 2013 contre 45 M€ en 2012. Une perte de valeur a également été enregistrée à hauteur de 4 M€ (contre 11 M€ l’année précédente) ; les autres charges et produits non courants ressortent à 69 M€ (dont 47 M€ de plus-value de cession de la participation de 1,1% détenue par le Groupe dans Interpublic Group) contre 39 M€ en 2012.

➢	Résultat net, part du Groupe : +11,5%

Le résultat net, part du Groupe, s’élève à 792 M€ au 31 décembre 2013. Le résultat financier est une charge de 21 M€ en 2013 (32 M€ en 2012). La charge d’impôt est de 298 M€ (279 M€ en 2012). La quote-part dans le résultat des sociétés mises en équivalence est de 5 M€ contre une quote-part de 25 M€ en 2012. Les intérêts minoritaires sont de 17 M€ en 2013, contre 27 M€ en 2012.

➢	Free cash-flow : +19%

Le free cash-flow du Groupe, avant variation du besoin en Fonds de Roulement, est de 901 M€ pour l’exercice, en hausse de 19,0%.

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➢	Endettement financier

L’exercice 2013 se solde par une situation de trésorerie positive de 593 M€ contre 218 M€ en 2012, en amélioration de 375 M€ résultant, pour près de la moitié du montant, des efforts faits dans la gestion des besoins en fonds de roulement, et, à hauteur de 100 M€, de la conversion, en décembre 2013, de plus des trois quarts des Oceanes 2018 encore en circulation.

La dette nette moyenne du Groupe en 2013 a été de 490 M€ contre une dette nette moyenne de 628 M€ en 2012.

➢	Capitaux propres

Les capitaux propres consolidés part du Groupe se montent à 5 094 M€ au 31 décembre 2013 contre 4 614 M€ au 31 décembre 2012. L’augmentation des capitaux propres est essentiellement due au résultat de la période et à la conversion de l’Oceane 2018 (100 M€).

➢	Dividende : +22,2%

Conformément à notre engagement d’amélioration du taux de distribution, celui-ci est porté à 30%. Ainsi, un dividende de 1,10 euro par action, en augmentation de 22,2%, sera proposé à l’Assemblée Générale des actionnaires le 28 mai prochain. Sous réserve de l’approbation de l’Assemblée, ce dividende sera mis en paiement le 3 juillet 2014.

LA VIE DU GROUPE EN 2013

➢	Distinctions/création

Depuis 2004, Publicis Groupe détient la première place pour la performance créative dans le Gunn Report.

Les entités et agences du Groupe ont été récompensées lors de leur participation à de nombreux festivals mondiaux, à des événements régionaux ou locaux. En 2013, à l’occasion de la 60ème édition du Cannes Lions Festival International de la Créativité, Publicis Groupe a remporté 174 Lions. En 2012, le Groupe avait remporté 153 Lions.

Au-delà de ces quelques exemples, des centaines de prix sont régulièrement décernés aux agences de Publicis Groupe, partout dans le monde et dans de nombreux domaines de compétences. Ces distinctions attestent de la qualité des équipes, de leur engagement et de leur talent essentiel au développement futur du Groupe.

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➢	Politique RSE du Groupe

2013 marque l’approfondissement des efforts du Groupe dans deux directions en matière de RSE.

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Sur le fond, avec un accroissement des initiatives et actions mises en œuvre par les agences, les réseaux et le Groupe sur les 4 axes de travail (Social, Sociétal, Gouvernance/Economie, Environnement). Ceci témoigne d’une prise en compte des enjeux RSE qui s’affirme dans le quotidien.

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Sur la forme, 2013 est la seconde année avec un reporting RSE audité et vérifié (par SGS), 40 agences faisant l’objet d’audit sur site (représentant environ 25% des effectifs du Groupe). Cette exigence accrue sur le reporting lui-même participe d’une attention poussée sur tous les sujets ainsi couverts et a suscité une plus large mobilisation interne.

Les actions engagées au titre de la RSE permettent des coopérations novatrices entre les agences du Groupe et leurs clients, au service d’intérêts communs.

Le rapport RSE 2012 peut être consulté sur le site www.publicisgroupe.com.

➢	Croissance externe

L’année 2013 a été fertile en acquisitions ciblées, en cohérence avec la stratégie de développement du Groupe, dans le numérique afin d’enrichir ses compétences dans des domaines en constante évolution ainsi que des régions du monde où il souhaite renforcer sa présence.

Ainsi, de nombreuses acquisitions ont été réalisées dans les activités numériques, dans des agences spécialisées (RP, santé) dans divers endroits du monde, aux Etats-Unis, au Royaume-Uni, en France mais aussi en Asie Pacifique et au Brésil.

Dans ce cadre, il faut noter l’acquisition de LBi, très fortement implantée en Europe, dont le rapprochement avec Digitas permet de créer le plus large réseau mondial dans le domaine du numérique.

➢	Opérations sur le capital de Publicis Groupe

-	Rachat du solde des actions Publicis Groupe détenues par Dentsu

A la suite de la proposition faite par Dentsu, Publicis Groupe a racheté le 15 février 2013, avant l’ouverture de la Bourse de Paris, un bloc de près de 3,9 millions de ses propres actions pour un prix total de 181 millions d’euros, soit 46,82 euros par action.

L’opération a été réalisée avec une décote de 4,7% par rapport au cours de clôture du 14 février 2013 (49,11 euros). Les 3 875 139 actions sont destinées à l’attribution aux salariés dans le cadre de plans d’attribution d’actions de présence et de performance ou de stock-options.

-	Nouveau plan de co-investissement

En avril 2013, les dirigeants-clés de Publicis Groupe ont souscrit largement au programme de co-investissement qui leur a été proposé. Ces opérations s’inscrivent dans le programme de co-investissement approuvé par le Conseil de Surveillance. Une structure indépendante (LionLead SCA) a été créée pour recueillir leurs investissements. Avec 190 souscriptions, le plan s’est révélé être un immense succès, portant le taux de participation à 96,4% des candidats.

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Le montant total des souscriptions demandées a atteint 135 M€, ce qui représente trois fois le plafond du montant maximum (45 M€). LionLead SCA a acquis 846 379 actions Publicis Groupe pour 45 M€, à un prix moyen de 52,81 euros par action entre le 22 et le 29 avril 2013, représentant 0,40% du capital.

-	Conversion des Oceanes 2018

Le 10 décembre 2013, 78,70% des Oceanes encore en circulation, qui avaient fait l’objet d’une demande de conversion en novembre, ont été converties, donnant lieu à la remise de 2 096 233 actions, prélevées sur le portefeuille d’actions existantes. Le 23 décembre 2013, Publicis Groupe a exercé son droit de remboursement anticipé contractuel (call émetteur) sur l’Océane 2018, émise le 18 janvier 2002, au prix de 48,76 euros par obligation, majoré du coupon couru. Par ailleurs, les porteurs d’obligations avaient la faculté d’exercer leur droit à l’attribution d’actions Publicis à raison de 1,015 actions Publicis pour 1 obligation présentée, jusqu’au 14 janvier 2014 inclus.

-	Assemblée générale des porteurs d’Oranes : remboursement obligatoire des Oranes avant la fusion

Une Assemblée des Oranaires s’est tenue le 10 octobre 2013 pour décider, sous réserve de l’approbation de la fusion par les assemblées des actionnaires de Publicis Groupe d’une part et Omnicom Group d’autre part, du remboursement obligatoire en actions Publicis de l’intégralité des Oranes en circulation immédiatement après ces assemblées. Chaque Orane sera ainsi remboursée par la remise de 9,135 actions Publicis, auxquelles s’ajoutera le coupon couru calculé sur la base d’un taux annuel de 3,2946%. L’Assemblée a également décidé de verser en début d’année 2014 une compensation correspondant aux actions et coupons supplémentaires qu’auraient dû percevoir les porteurs d’Oranes les 1er septembre 2009 à 2013 du fait de l’ajustement du coefficient de remboursement (1,015 contre 1 auparavant).

Il convient de rappeler que, par ailleurs, en raison de l’annonce du projet de fusion de Publicis et d’Omnicom, les porteurs d’Oranes pourront user, pendant une période de 10 jours qui s’achèvera au plus tard 15 jours avant l’Assemblée générale appelée à approuver la fusion, de la faculté de remboursement anticipé qui leur est offerte par le contrat.

-	Exercice des bons de souscription d’actions

Les bons de souscription émis en 2002 étant exerçables depuis le 24 septembre 2013, 2 757 571 bons de souscription ont été exercés au cours de l’année 2013, donnant lieu à création de 2 798 937 actions nouvelles. Au 31 décembre 2013, 2 845 128 bons de souscription d’actions, exerçables jusqu’en 2022, restaient en circulation.

FUSION ENTRE PUBLICIS GROUPE et OMNICOM Inc.

Le 28 juillet 2013, Publicis Groupe SA et Omnicom Group Inc. (Omnicom) ont annoncé la signature d’un accord portant sur une fusion entre égaux, aboutissant à la création du leader mondial de la communication, de la publicité, du marketing et du numérique.

L’opération prend la forme d’une fusion transfrontalière au sein d’une holding, Publicis Omnicom Group, domiciliée aux Pays-Bas. Celle-ci sera cotée sur Euronext Paris et sur le NYSE.

L’opération a été structurée de façon à ce que les collèges d’actionnaires de Publicis Groupe et d’Omnicom détiennent chacun, au jour de la fusion, environ 50% du capital de Publicis Omnicom Group. Les actionnaires de Publicis Groupe recevront une action ordinaire nouvelle Publicis Omnicom Group pour chaque action Publicis Groupe, ainsi qu’un dividende exceptionnel de 1,00 euro par action.

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Les actionnaires d’Omnicom recevront 0,813 action ordinaire nouvelle Publicis Omnicom Group pour chaque action Omnicom, ainsi qu’un dividende exceptionnel de 2,00 dollars par action. Selon notre accord, certains ajustements pourraient être appliqués au dividende exceptionnel payé ainsi qu’à la parité de fusion.

L’opération est conditionnée notamment à l’approbation des actionnaires des deux sociétés, ainsi qu’à l’obtention des diverses autorisations réglementaires requises. Toutes les autorisations des autorités de la concurrence préalables à la conclusion de la fusion ont été obtenues, à l’exception de la Chine, actuellement à l’étude.

La réalisation de l’opération est attendue pour la fin du premier semestre 2014.

Publicis Groupe établira à l’attention de ses actionnaires, préalablement à la tenue de l’Assemblée générale appelée à statuer sur la fusion, un rapport détaillant les conditions de celle-ci.

EVENEMENTS RECENTS

➢ Acquisitions

-  Qorvis Communications, l’un des premiers cabinets de relations publiques des Etats-Unis.

-  Applied Media Logic (AML), agence media basée à Johannesbourg.

-	Prise de participation majoritaire dans Law & Kenneth, la plus grande agence indienne indépendante de publicité et numérique.

➢ Finances

-  Oceanes 2018

Sur les 559 278 Oceanes 2018 existant au 31 décembre 2013, 554 604 ont fait l’objet d’une demande de conversion en décembre 2013 et en janvier 2014. A ce titre, 562 921 actions Publicis ont été livrées au cours du mois de janvier 2014. Le solde des obligations restantes, soit 4 674 obligations, a été remboursé en numéraire au prix unitaire de 48,74 euros également en janvier 2014.

-  Oranes

Dans le cadre de l’offre de compensation faite par Publicis aux porteurs d’Oranes, approuvée par l’Assemblée générale des porteurs d’Oranes en date du 10 octobre 2013, les porteurs qui ont fait valoir leurs droits ont reçu le 15 janvier 2014, 865 656 euros au titre des intérêts complémentaires, ainsi que 110 871 actions Publicis Groupe au titre des ajustements de parité de remboursement.

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PERSPECTIVES

Pour l’année 2014, l’observatoire des media de ZenithOptimedia estime la croissance du marché publicitaire mondial (media) à 5,3%, ce qui correspondrait à une croissance des revenus des agences estimée à 3,5%. L’essentiel de la croissance depuis quelques années est produit par les activités numériques (Internet, mobile…). Cette tendance se poursuit et se renforce avec une accentuation des progressions dans le numérique et une faiblesse plus marquée du secteur analogique.

Sur le plan géographique, on note que les marchés qui connaîtront une nette amélioration seront pour 2014 : les Etats-Unis, le Royaume-Uni, l’Allemagne, l’Australie et le Mexique. On devrait assister par ailleurs à une stabilisation de l’Europe du Sud. La France, quant à elle, devrait être légèrement positive (0,3%).

Les prévisions de ZenithOptimedia pour les marchés émergents (BRIC) sont une croissance du marché publicitaire (media) de 9,4% pour l’ensemble BRIC et de 13,9% pour les pays de l’ensemble MISSAT.

Les chiffres constatés en janvier montrent bien que le 4ème trimestre n’est pas un signe avant-coureur d’une dégradation des marchés mais bien l’expression d’une situation conjoncturelle. Le Groupe est confiant dans ses prévisions, tant sur la croissance que sur une nouvelle amélioration des marges.

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Certaines informations autres qu’historiques contenues dans le présent document sont susceptibles de constituer des données à caractère prévisionnel (“forward-looking statements”) ou des prévisions financières non auditées. Ces données sont sujettes à des risques et des aléas pouvant se traduire, ultérieurement, par des données réelles substantiellement différentes. Ces données sont présentées à la date du présent document et Publicis Groupe n’assume aucune obligation quant à leur mise à jour du fait d’événements nouveaux ou de toute autre raison autre que les réglementations applicables. Publicis Groupe vous invite à prendre connaissance avec attention des informations relatives aux facteurs de risque susceptibles d’affecter son activité telles que figurant dans son Document de Référence déposé auprès de l’Autorité des Marchés Financiers (AMF), y compris une conjoncture économique défavorable, un secteur extrêmement concurrentiel, la possibilité que nos clients peuvent remettre nos contrats en cause très rapidement, une part non négligeable des revenus du Groupe provenant de clients importants, conflits d’intérêts entre annonceurs d’un même secteur, la dépendance du Groupe sur ses dirigeants et ses collaborateurs, les lois et réglementations s’appliquant aux métiers du Groupe, des actions judiciaires engagées contre le Groupe au motif que certains messages publicitaires seraient mensongers ou trompeurs, ou que les produits de certains clients se révèleraient défectueux, la stratégie de développement par acquisition d’entreprises, la dépréciation des écarts d’acquisition et les actifs inscrits au bilan du Groupe, la présence du Groupe dans les marchés émergents, la difficulté de mettre en œuvre le contrôle interne, l’exposition au risque de liquidité, une baisse de la notation officielle du Groupe, et l’exposition aux risques de marché financier.

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagée et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes.

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La liste des facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf si la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’offre ou de sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuelle, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations complémentaires importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPÉRATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations complémentaires importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPÉRATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à la disposition des actionnaires dans le cadre de l’Assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PURPLE, ORANGE, PURPLE ORANGE GROUP, LES OPÉRATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la réglementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

Publicisgroupe.com	12/31

A propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 62 000 collaborateurs.

www.publicisgroupe.com | Twitter : @PublicisGroupe | Facebook : www.facebook.com/publicisgroupe | LinkedIn : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Vive la Différence !

Contacts

Publicis Groupe
Peggy Nahmany	Communication corporate	+33 (0)1 44 43 72 83
Martine Hue	Relations investisseurs	+33 (0)1 44 43 65 00
Stéphanie Constand	Relations investisseurs	+33 (0)1 44 43 74 44

Publicisgroupe.com	13/31

ANNEXES

New Business 2013

4,5 milliards USD (net)

Principaux Gains

BBH/NEOGAMA

Pirelli (Royaume-Uni), Playstation (Etats-Unis, Brésil), Haagen Dazs (Singapour), Basf (Brésil), Philadelphia (Royaume-Uni), Clarks (Royaume-Uni), Bang and Olufsen (UK), Newell Rubbermaid (Etats-Unis), Harbin (Chine).

Digitas/LBi

Lenovo (Etats-Unis), Kao (Etats-Unis), Whirlpool (Etats-Unis), Dunkin’ Donuts (Etats-Unis), Sprint (Etats-Unis), Samsung (Brésil), MillerCoors (Etats-Unis), Comcast (Etats-Unis), Eureka Forbes (Inde), Dogs Trust (Royaume-Uni), AXA (Royaume-Uni), FOSS (Pays nordiques), Johnson & Johnson (Royaume-Uni), Danone (Royaume-Uni) , LeipzigerMesse (Allemagne), HSBC (Australie), Roompot (Allemagne), ParcelHero.com (Royaume-Uni), PWC (Allemagne), StadtwerkeBayreuth (Allemagne), PortalTech Reply (Royaume-Uni), Navigate GmbH Systeme und Consulting (Allemagne), DSGV (Allemagne), Commonwealth Bank (Royaume-Uni), Microsoft (Royaume-Uni): Langenscheidt GmbH & Co. KG (Allemagne), Lloyds TSB (Royaume-Uni), E2X (Royaume-Uni), JKL (Pays nordiques), Viking Line (Pays nordiques), ASSTEL Lebensversicherung AG (Germany), Ticket Online Software GmbH (Allemagne), SCA TENA (Pays nordiques), Primera Travel Group (Pays nordiques), Adobe (Etats-Unis), Moleskine (Etats-Unis): P&G (Etats-Unis), Spotify (Etats-Unis), Motorola (Etats-Unis), Aetna (Etats-Unis), Delta Air Lines (Etats-Unis), Intel (Indonésie), NYSE Euronext (Etats-Unis), AstraZeneca (Etats-Unis), Goodyear (Etats-Unis), Barclays Wealth (Royaume-Uni), BUPA (Royaume-Uni). Renault / Nissan (Royaume-Uni, France).

Fallon

Talenti (Etats-Unis), Giffgaff (Royaume-Uni), Netflix (Royaume-Uni).

Leo Burnett

AEON Superstores (Malaisie), Bols Spirits (Pologne), Dubai International Film Festival (Emirats Arabes Unis), Pfizer Consumer Health - Nexium OTC (Etats-Unis), Peters Ice Cream (Australie), Unipol Insurance (Italie), Castorama Home Improvement Stores (Pologne), PTG Energy (Thaïlande), Co-operative Social Media (Royaume-Uni), Institute of Chartered Accountants of Sri Lanka (Sri Lanka), Home Center Home Improvement Retailer (Colombie), BMW Mini (Japon), Twinings Tea (Malaisie), h.h. gregg (Etats-Unis), Petelinka Poultry (Russie), Media Markt Electronics Retailer (Russie), Alouette Cheese (Etats-Unis), RE/MAX Real Estate (Etats-Unis), Victoria University (Australie), GM Fleet & Commercial Operations, Certified Pre-Owned, Remarketing (Etats-Unis), Molson Coors - Coors Light (Canada), China Mobile (Chine), Bank of China (Chine), Yili Lactobacillus Probiotic (Chine), Samsung Mobile Phone (Taïwan), RE/MAX (Etats-Unis), VP Bank (Vietnam), Menarini Pharmaceuticals Fastum Gel (Chine), Tekmark (Singapour), Sri Lankan Airlines (Sri Lanka), Pfizer Centrum and Caltrate (Vietnam), Mediaset/ Infinity On-Demand Service (Italie), CIMB Bank (Sri Lanka), ClearPoint Residencies (Private) Ltd (Sri Lanka), Mihin Lanka Airlines (Sri Lanka), Landmark Group/ Max (Emirats Arabes Unis), SPC Ardmona (Australie).

Publicisgroupe.com	14/31

MSLGROUP

Emirates Air (PR) (Etats-Unis), LaSalle Investment Management (Etats-Unis), Taitra (Taiwan).

PHCG

Astellas (Etats-Unis), AbbVie (Etats-Unis, Australie), Pfizer (Etats-Unis, Global), Genentech/Roche (Etats-Unis, Global), Novartis (Etats-Unis, Global), Abbott Nutrition (Etats-Unis).

Publicis Worldwide

City of Antwerp (Belgique), Total Corporate (Publicis Conseil/France/Global), Pierre et Vacances/Europe (Marcel/France), Volcom/Worldwide (Marcel/France), France Galop (France), Purina ONE (France), Barmer GEK (Allemagne), Siemens AG (Allemagne), Bene (Allemagne), Commerzbank Wealth Management (Allemagne), haarshop21 GmbH (Allemagne), J. Stickling GmbH & Co. KG (Nobilia) (Allemagne), ZF Friedrichshafen (Allemagne), AS Roma (Italie), Kellogg (Italie), Philips (Pays-Bas), Ahold/Albert Heijn (Pays-Bas), Rabobank International (Pays-Bas), MTS (Russia), Coca Cola (Espagne), Bimbo/Buenitos and Bimbocaos (Espagne), Hertz (Suisse), Qontis (Suisse), ESL (Suisse), Vue Cinemas (Royaume-Uni), SCA (Royaume-Uni), Schweppes (Royaume-Uni), Nescafé/Digital (Portugal), Nestle (Roumanie), BASF (Roumanie), MetLife (Roumanie), Pfizer/Digital (Roumanie), Stopanska Bank (Macédoine), MSD (Bulgarie), Beiersdorf (Bulgarie), Coca Cola (Bulgarie), Microsoft (Bulgarie), G3 spirits (Slovénie), Shark (Slovénie), Michelin/Michelin, Kleber, Goodrich (Pologne), Nestlé Adriatic/Maggi-Thomy in Adriatic (Slovénie, Croatie, Bosnie-Herzégovine, Kosovo et Macédoine), Nestlé Adriatic/ZacinC Chicken TVC (Serbie et Monténégro), SCA/Zewa (Croatie), Spar (Croatie), Heineken/Amstel (Croatie), Publicis Brésil Habib’s (ATL-Publicis Brésil), Sanofi – Medley Division (ATL-Salles Chemistri), Rio 2016 (Digital-AG2 Publicis Modem), Michelin (Digital-Digitas/ Razorfish), Petrobras (Digital-AG2 Publicis Modem), Digital Group (Digital-AG2 Publicis Modem), Belcorp (Digital-Digitas/Razorfish), Vale Foundation (Digital-AG2 Publicis Modem), SENAC (Digital-Digitas/Razorfish), Inframerica (BTL-Publicis Dialog), Smiles (ATL-Salles Chemistri), Pfizer (Digital-Publicis Red Lion), Talent Brésil : Heineken (ATL-Talent Brésil), Esmaltec (ATL-Talent Brésil), Chilectra (Chili), Endesa (Chili), Enersis (Chili), Brooks (Chili), Kia (Equateur), Continental Tires (Equateur), Cerveceria Nacional (Equateur) Grupo Reforma (Mexique), P&G/Bounty (Mexique), Aon Consultants (Mexique), Barcel (Mexique), Nestlefoods (Mexique), Novartis (Mexique), Qld Dept of Transport (Australie), Tourism Northern Territory (Australie), Conga Foods (Australie), WM Ritchie (Australie), Oporto (Australie), Qid TAFE (Australie), Subway (Inde), WeChat (Inde), J’Box property (Indonésie/Jakarta), Western Union/Shopper (Philippines), Audi Singapore (Singapour), Pfizer Centrum (Emirats Arabes Unis), Emirates Flight Catering (Emirats Arabes Unis), Ferrero/Kinder Bueno (Emirats Arabes Unis), Nestlé/Maggi (Emirats Arabes Unis), Dairy Queen (Canada), Nestlé/Delissio Food (Canada), Nestlé (Etats-Unis), P&G (Etats-Unis), AXA Equitable (Etats-Unis), Hilton Flagship (Etats-Unis/Global), Sleepy’s (Etats-Unis), Rachel Rachel Roy (Etats-Unis), Simplot (Etats-Unis), Cotton Council International (Etats-Unis), DesignerClothes.com (Etats-Unis), Lanhgam Hotel Group (Etats-Unis), Manchu Times Fashion (Etats-Unis), Versace (Etats-Unis), Almay (Etats-Unis), Hilton Grand Vacation Club (Etats-Unis), Defender Direct (Etats-Unis), Sympathy Orchestra (Etats-Unis), Abbott Nutrition (Etats-Unis), Eddie Bauer (Etats-Unis), Bridgestone America’s (Etats-Unis/Dallas), Barcel (Etats-Unis).

Publicisgroupe.com	15/31

Saatchi & Saatchi

Salmoiraghi Vigano (Italie), Stroili (Italie), Godiva (Japon), St. George (Australie), HSBC global (Royaume-Uni/global), Bold International Ceramics (Emirats Arabes Unis), YBM Mastery E900 (Corée), PTT RM : Jiffy Brand (Thaïlande), Thanachart Bank (Thaïlande), Kerry Foods/Richmond (Royaume-Uni), design3000.de (Allemagne), Club Med (Italie), Mill St. Brewery (Canada), Mahou 5 estrellas (Espagne); MyCEB (Malaysie), Bank Simpanan Nasional / BSN’s Cards (Malaisie), Charter Communications (Etats-Unis), Otterbox (Etats-Unis), Takeda Pharmaceutical (Russie), Air Europa (Espagne), Premier Foods – digital (Royaume-Uni), Scoot Airlines (Singapour), Toyota Kluger, Toyota 86 (Australie), Fissler (Allemagne), nib Health Insurance (Australie), ITE (Singapour).

Starcom MediaVest Group

American Honda Motors (Etats-Unis), Beirut City Centre (Emirats Arabes Unis), Dubizzle (Emirats Arabes Unis), Europcar (Royaume-Uni), Garuda Indonesia (Indonésie), GLA 360 Mall (Emirats Arabes Unis), Hartmann (République Tchèque), Kuwait Flour Mills (Emirats Arabes Unis), Mango (Emirats Arabes Unis), Meydan Group (Emirats Arabes Unis), Mondelez International (Etats-Unis), Namshi (Emirats Arabes Unis), Vivus (Pologne), Ace Hardware (Etats-Unis), Banca Unipol (Italie), Finnair (Suède), h.h , gregg (Etats-Unis), Unipol Insurance (Italie), Burger King (Italie, Norvège, Suède, Danemark, Espagne, Royaume-Uni, Portugal, Canada), Gourmet Foods (Pologne), CPTM – Mexico Tourism Board (Mexique), PINERGY (Irlande), SPP (Suède), Storebrand (Norvège), Ab/InBev (Chine), Bosco (Russie), Ministry of Environment (Project) (Pologne), APEC (France), Bring (Suède), Converse (Etats-Unis), La Poste (France), Duke Energy (Etats-Unis), Fitnessguru (Suède), Mondelez (Turquie), Coca Cola (Argentine).

ZenithOptimedia

Kohl’s (Etats-Unis), KAYAK (Monde), Abu Dhabi Commercial Bank (Emirats Arabes Unis), Hainan Airlines (Chine), Sharp Middle east (Emirats Arabes Unis), Ministry of Health (Singapour), Unipex (Emirats Arabes Unis), Bold International (Emirats Arabes Unis), Haier Electronics (Arabie Saoudite), Haw Par (Singapour), Ministry of Defense (Singapour), Dao Games (Emirats Arabes Unis), eOne (Royaume-Uni), Toyota (Italie), 20th FOX (Italie), Maybank (APAC Régional), Maxxium (Royaume-Uni), Cruz Roja (Red Cross) (Espagne), Prospect Park Networks (Etats-Unis), Bacardi (Panama), Changi Airport Group (CAG) (Singapour), Hasbro (Hongrie), Vzajemna (Slovénie), TE Data (Digital) (Egypte), SCA (Global), Bacardi-Martini (Europe), LOTERIAS (Espagne), Hyundai (Pays-Bas), Universidad El Bosque (Colombie), New Balance (Panama), VEMEDIA (Belgique), ECOVER (Belgique), 4 finance (Géorgie), Stokke (Irlande), Pierre Fabre (Belgique), FIDELITY TRUST (Belgique), Bodytech (Colombie), Syngenta (Colombie), Liberty Mutual Insurance Company (Etats-Unis), Reckitt Benckiser (Share of global markets), Hewlett Packard (Global), Clarins (Hong Kong), Quilmes/ ABInBev (Argentine), L’Oreal (Chine), SNCF (France), Carlsberg (Chine), EDB (Global), 20th Century Fox (Russie), EBRO (France), Pepsico Foods (Argentine), Henkel (Australie).

Publicisgroupe.com	16/31

2013 : CROISSANCE EXTERNE

•

LBi : le 15 janvier 2013, au terme de l’Offre Publique d’Achat lancée le 12 novembre 2012 sur la totalité des actions émises et en circulation de LBi, Publicis Groupe a déclaré l’Offre inconditionnelle. Les actions détenues par Publicis Groupe le 29 janvier 2013 représentaient 98,13% des actions émises et en circulation de LBi.

Après le retrait de la cote le 7 mars 2013, et une procédure de retrait obligatoire, Publicis Groupe détient 100% du capital depuis le 21 août 2013.

•	Convonix : l’une des agences de conseil en marketing numérique leader en Inde, située à Bombay.

•	Neev : l’un des principaux fournisseurs indiens de services technologiques.

•	Bosz Digital SA, Costa Rica, et Bosz Digital Colombia SAS : importante plateforme de production numérique et média basée en Amérique centrale.

•	Net@lk : l’une des principales agences chinoises pure player des médias sociaux.

•	Jana : le tout premier investissement direct du Groupe dans une start-up de la technologie mobile (15 millions USD).

•	Engauge Marketing LLC : agence de publicité et de services numériques située à Columbus (Ohio).

•	Espalhe : l’une des principales agences brésiliennes de marketing numérique et de médias sociaux.

•	TPM Communications : l’une des agences leader au Canada, spécialisée dans le numérique, vidéos et l’événementiel.

•	Zenith Romania : transaction qui permet de prendre une participation majoritaire dans Zenith Romania, auparavant agence affiliée.

•	POKE : agence britannique phare du secteur numérique.

•	Augmentation à 51% de la participation dans les agences roumaines Leo Burnett & Target, Starcom MediaVest Group, Optimedia, The Practice et iLeo, partenaires de longue date du Groupe.

•

Beehive Communications : l’une des meilleures agences indiennes indépendantes de communication intégrée, spécialisée en services marketing et communication de pointe pour des clients de toute l’Asie du Sud.

•	Interactive Solutions : l’une des principales agences numériques polonaises.

•	Heartbeat Ideas : l’une des agences numériques les plus réputées dans la communication santé.

•	ETO : l’une des principales agences de CRM, spécialiste du marketing numérique et des technologies d’analyse, de traitement et d’exploitation de la data.

•	Walker Media : importante agence media au Royaume-Uni.

•	Synergize : société sud-africaine de marketing numérique.

•	Verilogue Inc. : l’une des grandes sociétés américaines d’analyse des données médicales, spécialisée dans la communication entre médecin et patient.

Publicisgroupe.com	17/31

DISTINCTIONS 2013

Depuis 2004, Publicis Groupe détient la première place pour la performance créative dans le Gunn Report.

Les entités et agences du Groupe ont été récompensées lors de leur participation à de nombreux festivals mondiaux, à des événements régionaux ou locaux. En 2013, à l’occasion de la 60ème édition du Cannes Lions Festival International de la Créativité, Publicis Groupe a remporté 174 Lions. En 2012, le Groupe avait remporté 153 Lions.

Par réseau, on relève particulièrement les distinctions suivantes :

BARTLE BOGLE HEGARTY (BBH)

•	Cannes Lions : 15 récompenses (2 Or, 7 Argent, 6 Bronze)

•	Campaign BIG Film : Agence de l’Année Account Planning Group

•	Luerzers Archive : Nommée Agence N°1

•	British Arrows : Agence de l’Année

•	Creative Circle - Gold of Golds Creativity Etats-Unis

•	Clio Etats-Unis : Grand Clio

•	WARC Asia Strategy Prize : Grand Prix

•	O’Toole : Agence de l’Année - Catégorie « Agences de taille moyenne »

DIGITASLBi

•	Advertising Age : classée dans les 10 Standout Agencies

•	OMMA : Agence de l’Année : (pour la 4ème fois en 6 ans)

•	BtoB Magazine : classée dans la liste des premières agences Top Agency List (8 fois en 9 ans)

•	Cannes Lions : 3 distinctions qui incluent l’unique Creative Effectiveness Lion dans l’hémisphère occidental

•	12 IAB MIXX Awards dont 4 Or

•	3 CLIO Awards dont 1 Or

•	5 Effie Awards dont 2 Or

•	3 Prix OMMA

•	12 Prix BMA Global ACE dont 4 premières places (First Place Awards)

•	21 W3 Prix, dont 2 Best in Show Awards and 7 Or

•	6 Prix CADM

•	2 Grands Prix Stratégies du Marketing Client, dont 1 Or

•	2 Indian Digital Media Awards dont 1 Or

LEO BURNETT

•	53 Cannes Lions

•	Réseau de l’Année aux AdFest, Dubai Lynx et MENA Cristal

•	Réseau le plus récompensé pour la quatrième année consécutive aux International ADDY Awards

•	Réseau de l’Année pour la deuxième année de suite aux YoungGuns

•	2 Best in Show : catégorie Design et Branded Entertainment au One Show

•	Leo Burnett a remporté le tout premier D&AD White Pencil Award

Publicisgroupe.com	18/31

MSLGROUP

Nommé Meilleur Réseau de Conseil Corporate au monde pour 2013 (Best Corporate Consultancy in the World, 2013).

PUBLICIS HEALTHCARE COMMUNICATIONS GROUP (PHCG)

•	Pour la 4ème année consécutive, Advertising Age a classé PHCG comme le premier réseau santé (US)

•	Kathy Delaney, Co-Managing Director and Global Creative Chief Officer, Saatchi & Saatchi Wellness, nommée Présidente du jury lors de l’inauguration du Cannes Lions Health

•	Digitas Health présent dans le classement du Central Penn Business Journal des meilleures sociétés où travailler

•	Saatchi & Saatchi Health Spain nommée par El Publicista « Meilleure agence santé de l’Année »

•	Digitas Health’s President, CCO, Alexandra von Plato, Présidente et CCO de Digitas Health a été selectionnée “2013 Woman of Distinction” par le Philadelphia Business Journal

•	Malavika Harita, CEO de Saatchi & Saatchi Health Inde, a été la première femme à remporter le Distinguished Alumni Award (DAA) 2013 du Inden Institute of Management Bangalore

Dans le domaine créatif en 2013, on peut citer les distinctions suivantes :

Aspid, Big Bang, CLIO Healthcare, Creative Circle, DTC National, eHealthcare Leadership, The Global Awards, Grand Prix Empreintes, IPA Best of Health, Healthcare Businesswoman’s Association (HBA) Rising Star, Medical Advertising Hall of Fame (MAHF) “Future Famers” Awards, MM&M Awards, The Pharmaceutical Marketing Society Digital Awards, Rx Club Show Awards, Web Health Awards.

PRODIGIOUS

•	Grand Prix Stratégies et Eurobest Argent (Contenu de la Marque / Meilleur programme Non-Fiction) pour Nescafé Really friends

•	1 Clio Or (Effets visuels), 2 Clios Argent (Cinématographie et Direction)

•	New York Festival : 2 Or (Cinématographie effets visuels) pour L’Odyssée de Cartier

•	1 Clio Or (Effets visuels) and 4 Clio Or (Photographie) pour la campagne anniversaire « 75 ans de légende » de Ray-Ban

PUBLICIS WORLDWIDE

•	42 Cannes Lions (7 Or, 9 Argent, 26 Bronze)

•	25 Clio (1 Grand Clio, 6 Or, 11 Argent, 6 Bronze)

•	Eurobest : 50 Prix (8 Or, 24 Argentr,18 Bronze)

•	FIAP : 8 Prix (3 Or, 2 Argent, 3 Bronze)

•	New York Festivals : 24 Prix (10 Or, 9 Argent, 5 Bronze)

•	Cannes Lions : Agence de l’Année - Duval Guillaume, Modem - Agence Créative de l’Année (pour la deuxième année consécutive)

•	Clio : Marcel Worldwide Paris - 2013 Agence de l’Année

•	EPICA : 22 Prix (1 Or, 11 Argent, 10 Bronze)

•	Effie China : N°1 au classement

RAZORFISH

La seule agence numérique à être nommée par Advertising Age A-List deux années de suite.

Publicisgroupe.com	19/31

ROSETTA

•	W3 Awards : 1 Argent pour Lenovo, General website

•	Webawards : 1 Argent pour un site web exceptionnel (Lenovo)

•	Creativity and Interactive Media Awards : 1 Or

•	ADDY : 1 Or

•	Horizon Interactive Awards : 1 Or pour Publicité et sites web

SAATCHI & SAATCHI

•	37 Cannes Lions (9 Or, 16 Argent, 12 Bronze)

•	FIAP : 30 Prix dont 1 Grand Prix et 10 Or

•	18 Clio dont 6 Or, 8 Argent, 4 Bronze

•	37 Effie :12 Or, 15 Argent, 10 Bronze

•	Agence de l’Année : 9 Prix dans 7 pays (Argentine, Chine, République Tchèque, Malaisie, Philippines, Pologne, Puerto Rico)

•	10 Grand Prix dans 7 pays (Toyota, Pampers, Coordown, United Way, Fund B92 and Andes Beer)

STARCOM MEDIAVEST GROUP (SMG)

Classé premier réseau pour ses activités globales pour la troisième année consécutive par RECMA, SMG est aussi classé :

•	N°1 aux Etats-Unis

•	N°1 en Chine

•	N°1 dans les marchés émergents

•	N°2 en Amérique latine

Avec 525 distinctions, SMG a connu l’année la plus exceptionnelle de son histoire avec une augmentation de 62%.

•	11 prix « Agence et Réseau de l’Année » (le double des prix remportés l’année précédente)

•	24 Cannes Lions

•	35 Prix Festival of Media

Follow2Unfollow de Puerto Rico est la campagne la plus primée de toutes les campagnes jamais présentées par un réseau media à Cannes, remportant 4 Lions en Media, Promo, PR en particulier. SMG a également été primé au FOM LatAm, FOM Global, El Ojo de Iberoamerica et au Internationalist.

VIVAKI

AOD a remporté le prix dans la catégorie « Agence » pour l’utilisation innovante de data à la compétition inaugurale eXelate Data excellence Awards.

ZENITHOPTIMEDIA

En 2013, ZenithOptimedia a remporté plus de 80 prix dans des compétitions internationales, régionales ainsi que lors d’événements nationaux majeurs.

ZenithOptimedia a été reconnu pour d’exceptionnelles campagnes media dans 38 pays dans le monde.

Le réseau a remporté des distinctions Or ou parmi les plus renommées dans 14 pays, avec de beaux succès en France, au Royaume-Uni, en Chine et à Singapour.

Publicisgroupe.com	20/31

L’équipe internationale de ZenithOptimedia a reçu le Premier Prix international pour la campagne media anti-tabac dans 27 marchés.

Au-delà de ces quelques exemples, des centaines de prix sont régulièrement décernés aux agences de Publicis Groupe, partout dans le monde et dans de nombreux domaines de compétences. Ces distinctions attestent de la qualité des équipes, de leur engagement et de leur talent essentiel au développement futur du Groupe.

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COMMUNIQUES DE PRESSE 2013

02-01-2013	Publicis Groupe S.A. - Acquisition d’actions de LBi International N.V.

10-01-2013	Bilan semestriel du contrat de liquidité de la société PUBLICIS GROUPE avec la Société CA Cheuvreux.

15-01-2013	Succès de l’Offre Publique d’Achat recommandée de Publicis S.A. sur LBi : offre déclarée inconditionnelle.

29-01-2013	Publicis Groupe S.A. -résultat final de l’Offre Publique d’Achat sur LBi.

05-02-2013	Publicis Groupe crée un réseau mondial leader en communication numérique : fusion de Digitas. et LBi, deux acteurs mondiaux au savoir-faire inégalé.

14-02-2013	Résultats annuels 2012

15-02-2013	Publicis Groupe annonce avoir acquis auprès de Dentsu près de 3,9 millions de ses propres actions.

11-03-2013	Publicis Groupe fait l’acquisition de Convonix, l’agence de marketing et conseil numérique multi- services leader en Inde.

12-04-2013	Mise à disposition du Document de Référence

15-04-2013	Revenu du 1er trimestre 2013 supérieur aux objectifs du Groupe

17-04-2013	Publicis Groupe : nouveau plan de co-investissement pour 200 dirigeants-clés

18-04-2013	Publicis Groupe acquiert Neev, important prestataire indien de services logiciels.

19-04-2013	Tom Adamski nommé CEO de Rosetta.

23-04-2013	A l’occasion de son Investor Day, Publicis Groupe présente un nouveau modèle d’agence de publicité et d’ambitieux objectifs de croissance sur cinq ans.

25-04-2013	Elisabeth Ardaillon-Poirier rejoint Publicis Groupe en qualité de Senior Vice President. Anne-Gabrielle Heilbronner est promue Secrétaire Général de Publicis Groupe.

02-05-2013	190 dirigeants-clés de Publicis investissent 44,7 M€ dans leur groupe.

05-07-2013	Europe 2013 : un continent à la dérive. Une étude de Publicis Groupe sur l’Europe et la sortie de crise

29-05-2013	Publicis Groupe – Assemblée Générale Mixte

07-06-2013	Descriptif du programme de rachat d’actions autorisé par l’Assemblée générale mixte ordinaire et extraordinaire du 29 mai 2013.

02-07-2013	Publicis Groupe acquiert Bosz Digital, société de production numérique.

04-07-2013	Bilan semestriel du contrat de liquidité de la société Publicis Groupe

10-07-2013	Publicis Groupe acquiert Net@lk, agence chinoise leader dans les médias sociaux.

15-07-2013	Initiative stratégique de Publicis Groupe : investissement de 15 millions de dollars dans Jana, entreprise spécialisée dans le mobile

18-07-2013	Résultats du 1er semestre 2013

19-07-2013	Publicis Groupe et AOL Inc. vont signer un partenariat stratégique et créent, à l’échelle mondiale, une offre de publicité en ligne en temps réel.

19-07-2013	Publicis Groupe nomme Pete Stein CEO de Razorfish Worldwide.

Publicisgroupe.com	22/31

26-07-2013	Mise à disposition du Rapport Financier Semestriel 2013

28-07-2013	Omnicom et Publicis Groupe annoncent leur fusion.

14-08-2013	Publicis Groupe acquiert Engauge Marketing, agence américaine de services numériques.

29-08-2013	Publicis Groupe acquiert Espalhe, agence brésilienne de marketing numérique et de RP.

05-09-2013	Publicis Groupe acquiert TPM Communications, l’une des meilleures agences canadiennes numérique, événementiel et vidéo.

12-09-2013	Publicis Groupe acquiert l’agence Zenith Romania.

19-09-2013	Publicis Groupe annonce l’acquisition de Poke, agence numérique phare du Royaume-Uni.

19-09-2013	Ajustement de la parité d’exercice des BSA et confirmation de la période d’exercice

23-09-2013	Jean-Marie Pivard rejoint Publicis Groupe en qualité de Directeur de l’Audit interne et la Gestion des Risques.

24-09-2013	Publicis Groupe lance Prodigious, brand logisticsTM, une offre de production de contenus de marques spécialement conçue pour répondre aux enjeux du paysage médiatique actuel.

25-09-2013	Assemblée des porteurs d’ORANE. Remboursement anticipé des ORANE. Ajustement de la parité des ORANE

01-10-2013	Publicis Groupe renforce sa présence en Roumanie avec l’acquisition de participations majoritaires dans les agences affiliées.

07-10-2013	Publicis Groupe nomme Arthur Sadoun Chief Executive Officer de Publicis Worldwide.

10-10-2013	L’Assemblée des porteurs d’ORANE approuve à l’unanimité le projet de fusion entre Publicis et Omnicom et autorise certaines modifications du contrat d’émission.

21-10-2013	Omnicom et Publicis Groupe organisent leur première réunion commune de management.

22-10-2013	Publicis Groupe accélère sa croissance en Inde avec l’acquisition de Beehive Communications.

28-10-2013	Publicis Groupe acquiert Interactive Solutions, l’une des principales agences numériques de Pologne.

30-10-2013	Publicis Groupe consolide son expertise numérique dans la communication santé.

30-10-2013	Ajustement du ratio d’attribution des OCEANE et confirmation de la période d’exercice

01-11-2013	Omnicom et Publicis Groupe annoncent l’expiration du délai d’examen prévu par le Hart-Scott- Rodino Act aux Etats-Unis.

07-11-2013	Publicis Groupe acquiert ETO, l’un des leaders français du CRM et de la data.

28-11-2013	Publicis Groupe acquiert 75,1% de Walker Media.

03-12-2013	Publicis Groupe acquiert « Synergize », l’une des grandes agences sud-africaines de marketing numérique.

09-12-2013	Publicis Groupe enrichit son expertise santé – Acquisition de Verilogue Inc.

09-12-2013	Obligations 1%, échéance 18 janvier 2018, à option de conversion en actions nouvelles et/ou d’échange en actions existantes de Publicis – Amortissement anticipé au gré des porteurs

20-12-2013	Remboursement anticipé des Obligations 1%, échéance 18 janvier 2018, à option de conversion en actions nouvelles et/ou d’échange en actions existantes de Publicis

23-12-2013	Lagardère Active devient l’unique actionnaire de Régie 1, la régie publicitaire d’Europe 1.

Publicisgroupe.com	23/31

DEFINITIONS

Dette nette : la dette financière nette (ou dette nette) est égale à la somme des dettes financières long et court terme et des dérivés de couverture associés, déduction faite de la trésorerie et des équivalents de trésorerie.

Dette nette moyenne : moyenne annuelle des dettes nettes moyennes mensuelles.

New Business net : cette donnée n’est pas issue du reporting financier mais résulte d’une estimation des investissements publicitaires média annualisés sur les budgets gagnés (nets des pertes) de clients nouveaux ou existants.

Marge Opérationnelle : la marge opérationnelle est égale au revenu après déduction des charges de personnel, autres charges opérationnelles (hors autres produits et charges non courants) et dotations aux amortissements (hors incorporels liés aux acquisitions).

Taux de marge opérationnelle : le taux de marge opérationnelle, qui est égal à la marge opérationnelle exprimée en pourcentage du revenu, est un indicateur suivi par le Groupe dans le but de mesurer la performance des unités génératrices de trésorerie et du Groupe dans son ensemble.

Calcul de la Croissance Organique 2013

(millions EUR)	Année	T4	30 Septembre (9 mois)	Impact des taux de change par devise (millions EUR)
Revenu 2012	6 610	1 899	4 711		Année	T4	30 Sept (9mois)

Impact des taux de change	(237)	(89)	(148)	GBP	(21)	(5)	(16)

Revenu 2012 au taux de change 2013 (a)	6 373	1 810	4 563	USD	(98)	(36)	(62)

Revenu 2013 avant acquisitions(1) (b)	6 538	1 823	4 715	Autres	(118)	(48)	(70)

Revenu des acquisitions(1)	415	104	311	Total	(237	(89)	(148)

Revenu 2013	6 953	1 927	5 026

Croissance organique (b/a)	+2,6%	+0,7%	+3,3%

(1)

Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBi, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana, Interactive Solutions, ETO, Heartbeat, Verilogue, Synergize, Walker Media, Beehive, Prima, ZO South Africa, Lighthouse, Polarix, Owen Kessel) nettes des cessions.

(2)	Taux de change moyen 2013 :	1 EUR = 1.3277 USD 1 EUR = 0.8491 GBP	Taux de change moyen 2012 : 1 EUR =1.2849 USD 1 EUR = 0.8108 GBP

Publicisgroupe.com	24/31

Compte de résultat consolidé

(en millions d’euros)	2013	2012*	2011*
Revenu	6 953	6 610	5 816
Charges de personnel	(4 330)	(4 078)	(3 617)
Autres charges opérationnelles	(1 396)	(1 344)	(1 167)
Marge opérationnelle avant amortissements	1 227	1 188	1 032
Dotations aux amortissements (hors incorporels liés aux acquisitions)	(120)	(126)	(103)
Marge opérationnelle	1 107	1 062	929
Dotations aux amortissements des incorporels liés aux acquisitions	(49)	(45)	(38)
Pertes de valeur	(4)	(11)	-
Autres produits et charges non courants	69	39	21
Résultat opérationnel	1 123	1 045	912
Charges financières	(46)	(71)	(89)
Produits financiers	20	41	33
Coût de l’endettement financier net	(26)	(30)	(56)
Autres charges et produits financiers	5	(2)	(2)
Résultat avant impôt des entreprises consolidées	1 102	1 013	854
Impôt sur le résultat	(298)	(279)	(246)
Résultat net des entreprises consolidées	804	734	608
Quote-part dans les résultats des mises en équivalence	5	25	17
Résultat net	809	759	625

Dont :
- Résultat net attribuable aux participations ne donnant pas le contrôle	17	27	29
- Résultat net attribuable aux propriétaires de la société mère du Groupe	792	732	596

Données par action (en euros) – Résultat net attribuable aux propriétaires de la société mère du Groupe
Nombre d’actions	215 516 919	201 032 235	202 547 757
Bénéfice net par action	3,67	3,64	2,94
Nombre d’actions – dilué	224 430 805	224 143 700	237 066 159
Bénéfice net par action – dilué	3,54	3,34	2,63

*	En application d’IAS19, les chiffres 2012 et 2011 ont été retraités

25

Etat de résultat global consolidé

(en millions d’euros)	2013	2012*	2011*

Résultat net de la période (a)	809	759	625

Eléments du résultat global qui ne seront pas reclassés en résultat

- Gains (et pertes) actuariels sur régime à prestations définies	26	(30)	(46)

- Impôts différés relatifs aux éléments du résultat global qui ne seront pas reclassés en résultat	(12)	6	15

Eléments du résultat global susceptibles d’être reclassés en résultat

- Réévaluation des titres disponibles à la vente	(26)	4	(3)

- Ecarts de conversion de consolidation	(249)	(61)	49

- Impôts différés relatifs aux éléments susceptibles d’être reclassés en résultat	3	-	-

Total des autres éléments du résultat global (b)	(258)	(81)	15

Résultat global de la période (a) + (b)	551	678	640

Dont :

- Résultat global de la période attribuable aux participations ne donnant pas le contrôle	11	24	29

- Résultat global de la période attribuable aux propriétaires de la société mère du Groupe	540	654	611

* En application d’IAS19, les chiffres 2012 et 2011 ont été retraités

Publicisgroupe.com	26/31

Bilan consolidé

(en millions d’euros)	31 décembre 2013	31 décembre 2012*	31 décembre 2011*

Actif

Écarts d’acquisition nets	6 123	5 667	5 207

Immobilisations incorporelles nettes	939	982	985

Immobilisations corporelles nettes	513	506	496

Impôts différés actifs	127	97	82

Titres mis en équivalence	28	23	43

Autres actifs financiers	121	242	113

Actifs non courants	7 851	7 517	6 926

Stocks et en-cours de production	307	342	343

Clients et comptes rattachés	6 994	6 841	6 446

Autres créances et actifs courants	517	591	561

Trésorerie et équivalents de trésorerie	1 442	1 314	2 174

Actifs courants	9 260	9 088	9 524

Total de l’actif	17 111	16 605	16 450

Passif

Capital	86	84	77

Réserves consolidées, part du Groupe	5 008	4 530	3 823

Capitaux propres attribuables aux propriétaires de la société mère du Groupe	5 094	4 614	3 900

Participations ne donnant pas le contrôle	38	44	33

Total capitaux propres	5 132	4 658	3 933

Dettes financières à plus d’un an	538	730	1 460

Impôts différés passifs	295	238	241

Provisions à long terme	368	464	483

Passifs non courants	1 201	1 432	2 184

Fournisseurs et comptes rattachés	8 636	8 249	7 745

Dettes financières à moins d’un an	322	379	838

Dettes d’impôts sur les sociétés	31	65	66

Provisions à court terme	139	166	137

Autres dettes et passifs courants	1 650	1 656	1 547

Passifs courants	10 778	10 515	10 333

Total du passif	17 111	16 605	16 450

* En application d’IAS19, les chiffres 2012 et 2011 ont été retraités

Publicisgroupe.com	27/31

Tableau des flux de trésorerie consolidés

(en millions d’euros)	2013	2012*	2011*

Flux de trésorerie liés à l’activité

Résultat net	809	759	625

Neutralisation des produits et charges calculés :

Impôt sur le résultat	298	279	246

Coût de l’endettement financier net	26	30	56

Moins-values (plus-values) de cession d’actifs (avant impôt)	(68)	(38)	(19)

Dotation aux amortissements et pertes de valeur sur	173	182

immobilisations corporelles et incorporelles			141

Charges calculées liées aux stock-options et assimilés	40	26	26

Autres produits et charges calculés	2	(1)	5

Quote-part de résultat des sociétés mises en équivalence	(5)	(25)	(17)

Dividendes reçus des sociétés mises en équivalence	4	8	14

Impôt payé	(244)	(306)	(212)

Intérêts financiers payés	(42)	(61)	(80)

Intérêts financiers encaissés	31	24	29

Variation du besoin en fonds de roulement lié ŕ l’activité (1)	355	155	75

Flux net de trésorerie générés par l’activité (I)	1 379	1 032	889

Flux de trésorerie liés aux opérations d’investissement

Acquisitions d’immobilisations corporelles et incorporelles	(126)	(123)	(116)

Cessions d’immobilisations corporelles et incorporelles	3	3	4

Acquisitions nettes d’immobilisations financières	49	(120)	13

Acquisitions de filiales	(686)	(369)	(728)

Cessions de filiales	7	-	28

Flux net de trésorerie liés aux opérations d’investissement (II)	(753)	(609)	(799)

Flux de trésorerie liés aux opérations de financement

Dividendes versés aux actionnaires de la société mère	(108)	(119)	(129)

Dividendes versés aux participations ne donnant pas le contrôle	(22)	(31)	(14)

Encaissements provenant de nouveaux emprunts	1	16	77

Remboursement des emprunts	(102)	(546)	(29)

Rachats de participations ne donnant pas le contrôle	(102)	(30)	(11)

(Achats)/Ventes nets d’actions propres et de BSA	(72)	(566)	51

Flux net de trésorerie liés aux opérations de financement (III)	(405)	(1 276)	(55)

Incidence des variations de taux de change (IV)	(125)	(7)	(17)

Variation de la trésorerie consolidée (I + II + III + IV)	96	(860)	18

Trésorerie et équivalents de trésorerie au 1er janvier	1 314	2 174	2 164

Soldes créditeurs de banques au 1er janvier	(28)	(28)	(36)

Trésorerie à l’ouverture (V)	1 286	2 146	2 128

Trésorerie et équivalents de trésorerie au 31 décembre (note 18)	1 442	1 314	2 174

Soldes créditeurs de banques au 31 décembre (note 22)	(60)	(28)	(28)

Trésorerie à la clôture (VI)	1 382	1 286	2 146

Variation de la trésorerie consolidée (VI – V)	96	(860)	18

(1) Détail de la variation du besoin en fonds de roulement lié à l’activité

Variation des stocks et en-cours de production	34	41	(6)

Variation des créances clients et autres créances	(305)	(426)	(267)

Variations des dettes fournisseurs, autres dettes et provisions	626	540	348

Variation du besoin en fonds de roulement lié à l’activité	355	155	75

*	En application d’IAS19, les chiffres 2012 et 2011 ont été retraités

Publicisgroupe.com	28/31

Tableau de variation des capitaux propres consolidés

Nombre d’actions en circulation	(en millions d’euros)	Capital social	Réserves liées au capital	Réserves et résultats consolidés	Réserve de conversion	Réserve de juste valeur	Capitaux propres attribuables aux propriétaires de la société mère	Participations ne donnant pas le contrôle	Total capitaux propres

182 371 070	31 décembre 2010*	77	2 432	809	(88)	133	3 363	21	3 384
	Résultat net			596			596	29	625
	Autres éléments du résultat global nets d’impôts			(31)	49	(3)	15	-	15
	Total des produits et charges de la période	-	-	565	49	(3)	611	29	640
1 712 704	Augmentation de capital de Publicis Groupe SA et annulation d’actions propres	-	47	(47)			-		-
	Dividendes			(129)			(129)	(14)	(143)
	Rémunérations fondées sur des actions nets d’impôts			25			25		25
	Intérêts complémentaires sur Oranes			(8)			(8)		(8)
	Effet des acquisitions et des engagements de rachat de participations ne donnant pas le contrôle			(13)			(13)	(3)	(16)
1 912 289	Achats/Ventes d’actions propres			51			51		51
185 996 063	31 décembre 2011*	77	2 479	1 253	(39)	130	3 900	33	3 933
	Résultat net			732			732	27	759
	Autres éléments du résultat global nets d’impôts			(24)	(58)	4	(78)	(3)	(81)
	Total des produits et charges de la période	-	-	708	(58)	4	654	24	678
(9 197 684)	Augmentation de capital de Publicis Groupe SA et annulation d’actions propres	(4)	(334)	(47)			(385)		(385)
	Dividendes			(119)			(119)	(31)	(150)
	Rémunérations fondées sur des actions nets d’impôts			39			39		39
	Intérêts complémentaires sur Oranes			(8)			(8)		(8)
	Effet des acquisitions et des engagements de rachat de participations ne donnant pas le contrôle			20			20	18	38
25 900 629	Conversion de l’Océane 2014	11	706	(23)			694		694
(3 495 358)	Achats/Ventes d’actions propres			(181)			(181)		(181)
199 203 650	31 décembre 2012*	84	2 851	1 642	(97)	134	4 614	44	4 658
	Résultat net			792			792	17	809
	Autres éléments du résultat global nets d’impôts			14	(240)	(26)	(252)	(6)	(258)
	Total des produits et charges de la période			806	(240)	(26)	540	11	551
1 562 129	Augmentation de capital de Publicis Groupe SA	1	(47)	46			-		-
1 361 502	Dividendes		70	(178)			(108)	(22)	(130)
292 076	Rémunérations fondées sur des actions nets d’impôts			61			61		61
	Intérêts complémentaires sur Oranes			(20)			(20)		(20)
	Effet des acquisitions et des engagements de rachat de participations ne donnant pas le contrôle			(20)			(20)	5	(15)
2 798 937	Conversion Bon de Souscription d’Actions	1	83				84		84
2 096 233	Conversion de l’Océane 2018			100			100		100
(727 265)	Achats/Ventes d’actions propres			(157)			(157)		(157)
206 587 262	31 décembre 2013	86	2 957	2 280	(337)	108	5 094	38	5 132

* En application d’IAS19, les chiffres 2012 et 2011 ont été retraités

Publicisgroupe.com	29/31

Bénéfice net par action

Bénéfice net par action (de base et dilué)

(en millions d’euros, sauf les actions)		2013	2012(1)	2011(1)
Bénéfice net retenu pour le calcul du BNPA

Résultat net part du Groupe	a	792	732	596

Impact des instruments dilutifs :

- Economies de frais financiers liées à la conversion des instruments de dettes, nettes d’impôt (3)		2	17	27

Résultat net part du Groupe – dilué	b	794	749	623

Nombre d’actions retenu pour le calcul du BNPA

Nombre d’actions moyen composant le capital social		211 342 272	195 194 484	191 738 061

Actions propres à déduire (moyenne sur l’exercice)		(11 774 690)	(11 345 668)	(7 935 852)

Actions à remettre en remboursement des Oranes		15 949 337	17 183 419	18 745 548

Nombre d’actions moyen retenu pour le calcul	c	215 516 919	201 032 235	202 547 757

Impact des instruments dilutifs :

- Actions gratuites et stock-options dilutifs(2)		3 224 111	4 489 716	5 161 031

- Bons de Souscription d’Actions (BSA)(2)		3 146 474	1 390 663	893 900

- Actions résultant de la conversion des emprunts convertibles (3)		2 543 301	17 231 086	28 463 470

Nombre d’actions – dilué	d	224 430 805	224 143 700	237 066 159

(en euros)
Bénéfice net par action	a/c	3,67	3 ,64	2,94

Bénéfice net par action – dilué	b/d	3,54	3,34	2,63

(1)	En application d’IAS19, les chiffres 2012 et 2011 ont été retraités.
(2)

Seuls les stock-options et BSA ayant un effet dilutif, c’est-à-dire dont le prix d’exercice est inférieur au cours moyen de l’exercice, sont pris en considération. En 2013, tous les stock-options (à l’exception de ceux attribués dans le cadre du plan de co-invetsissement 2013) et les BSA non encore exercés à la clôture de l’exercice ont un effet dilutif.

(3)	Sur les trois années 2013, 2012 et 2011, les Océanes ont toutes un caractère dilutif et sont donc prises en compte dans le calcul du BNPA dilué.

A titre d’information, le bénéfice net par action 2013, calculé sur un résultat 816 M€, hors coûts de fusion (38 M€ avant impôts, soit 24 millions d’euros nets d’impôts), ressort à :

Bénéfice net par action, hors coûts de fusion	3,79

Bénéfice net par action – dilué, hors coûts de fusion	3,64

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Bénéfice net courant par action (de base et dilué)

(en millions d’euros, sauf les actions)		2013	2012(1)	2011(1)

Bénéfice net retenu pour le calcul du BNPA courant (2)

Résultat net part du Groupe		792	732	596

Eléments exclus :
- Amortissement des incorporels liés aux acquisitions, net d’impôt		30	28	23
- Perte de valeur, nette d’impôt		3	8	-
- Principales plus (moins) values nettes de cession et d’ajustement de juste valeur (prise de contrôle), nets d’impôt		(52)	(58)	(18)
- Réévaluation des earn-out		(5)	(9)	(4)
- Couts de fusion Publicis/Omnicom, nets d’impôt		24
Résultat net courant part du Groupe	e	792	701	597

Impact des instruments dilutifs :
- Economies de frais financiers liés à la conversion des
instruments de dette, nettes d’impôt		2	17	27
Résultat net courant part du Groupe – dilué	f	794	718	624

Nombre d’actions retenu pour le calcul du BNPA

Nombre d’actions moyen composant le capital social		211 342 272	195 194 484	191 738 061

Actions propres à déduire (moyenne sur l’exercice)		(11 774 690)	(11 345 668)	(7 935 852)

Actions à remettre en remboursement des Oranes		15 949 337	17 183 419	18 745 548

Nombre d’actions moyen retenu pour le calcul	c	215 516 919	201 032 235	202 547 757

Impact des instruments dilutifs :

- Actions gratuites et stock-options dilutifs		3 224 111	4 489 716	5 161 031

- Bons de Souscription d’Actions (BSA)		3 146 474	1 390 663	893 900

- Actions résultant de la conversion des emprunts convertibles		2 543 301	17 231 086	28 463 470

Nombre d’actions – dilué	d	224 430 805	224 143 700	237 066 159
(en euros)

Bénéfice net courant par action (2)	e/c	3 ,67	3,49	2,95

Bénéfice net courant par action - dilué (2)	f/d	3 ,54	3,20	2,63

(1)	En application d’IAS19, les chiffres 2012 et 2011 ont été retraités.

(2)

BNPA après élimination des pertes de valeur, de l’amortissement des incorporels liés aux acquisitions, des principales plus (moins)-values de cession et d’ajustement de juste valeur, de la réévaluation des earn-out et des coûts de fusion Publicis/Omnicom.

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